Filed pursuant to Rule 424(b)(5)
Registration No. 333-112465

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 2, 2004)

1,000,000 Shares

Investors Real Estate Trust

       8.25% Series A Cumulative Redeemable Preferred

[Shares of Beneficial] Interest
(Liquidation Preference $25.00 per share)

        We are offering and selling 1,000,000 of our 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, which we refer to in this prospectus supplement as our Series A preferred shares. We will pay quarterly cumulative distributions, in arrears, on our Series A preferred shares from and including the date of original issue. These distributions will be payable in arrears on March 31, June 30, September 30 and December 31 of each year, when, as and if declared, beginning on June 30, 2004, at a yearly rate of 8.25% of the $25.00 liquidation preference, or $2.0625 per Series A preferred share per year. Our Series A preferred shares are subject to redemption as described in this prospectus supplement. Our Series A preferred shares have no stated maturity, are not subject to any sinking fund and will remain outstanding indefinitely unless redeemed. Our Series A preferred shares are not convertible into, or exchangeable for, any of our other securities or property. Owners of our Series A preferred shares will generally have no voting rights, but will have limited voting rights if we fail to pay distributions for six or more quarters and under certain other circumstances. Our Series A preferred shares are subject to restrictions on ownership and transfer designed to preserve our qualification as a real estate investment trust, or REIT. See “Description of Series A Preferred Shares — Restrictions on Ownership” beginning on page S-31 of this prospectus supplement.

      There is currently no public market for our Series A preferred shares. Our Series A preferred shares have been approved for listing on the NASDAQ National Market under the symbol “IRETP.”

      Investing in our Series A preferred shares involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Series A
	Preferred Share	Total

Public offering price(1)	$25.0000	$25,000,000
Underwriting discount	$0.9375	$937,500
Proceeds, before expenses, to us	$24.0625	$24,062,500

(1)	Plus accrued distributions, if any, from and including the date of initial issuance.

      We have granted the underwriters a 30 day option to purchase a maximum of 150,000 additional Series A preferred shares on the same terms and conditions as described above (plus accrued distributions from and including the date of original issuance) to cover over-allotments, if any.

      We expect to deliver our Series A preferred shares on or about April 26, 2004.

D.A. Davidson & Co.

The date of this prospectus supplement is April 21, 2004.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

      We are providing information to you about this offering of our Series A preferred shares in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and the terms of the Series A preferred shares. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement, or information incorporated by reference into this prospectus supplement, is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement or the information incorporated by reference.

      You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of the documents. Our business, financial condition, results of operations and prospects may have changed since then. Updated information may have been subsequently provided as explained under “Where You Can Find More Information” in the accompanying prospectus.

      It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your decision to invest in our Series A preferred shares. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” in the accompanying prospectus.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

      We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      As used in this prospectus supplement, references to “we,” “our,” “us,” the “Company,” “IRET” and similar references are to Investors Real Estate Trust and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires. References to “common shares” are to our common shares of beneficial interest, no par value. References to “Series A preferred shares” are to our 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value. References to “shares of beneficial interest” are to all of our shares of beneficial interest including, without limitation, our common shares, our Series A preferred shares offered by this prospectus supplement and any other shares of beneficial interest that we may issue in the future.

PROSPECTUS SUPPLEMENT SUMMARY

      This section summarizes information contained elsewhere in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. You should read this summary together with the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the section of this prospectus supplement entitled “Risk Factors.” Unless otherwise stated or the context otherwise requires, the information contained in this prospectus supplement assumes that the underwriter does not exercise its option to purchase additional Series A preferred shares to cover over-allotments.

IRET

      We are a self-advised equity REIT organized under the laws of North Dakota. Our business consists of owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties. These properties are located primarily in the upper Midwest states of Minnesota and North Dakota. The charts below show, as of January 31, 2004, the geographic distribution of our properties and their classification by type, in both cases measured on the basis of total asset value, which is the amount we have invested in our properties (original investment plus improvements, if any).

Geographic Distribution of Properties	Classification of Properties by Type

      As of January 31, 2004, our real estate portfolio consisted of:

•	68 multi-family residential properties, containing 8,873 apartment units and having a total asset value less accumulated depreciation of $381.0 million; and

•	127 commercial properties, containing 6.8 million square feet of leasable space and having a total asset value less accumulated depreciation of $552.0 million.

      Our multi-family residential properties include apartment buildings, complexes and communities. Our commercial properties include office buildings, retail stores and centers, industrial facilities and health care properties, such as clinics and assisted living centers. These commercial properties are typically leased to tenants under long term lease arrangements, with no single tenant currently accounting for more than approximately 10% of our total annual commercial rental revenues. At January 31, 2004, the economic occupancy rates for our stabilized multi-family residential and commercial properties were approximately 91% and 94%, respectively. We define “economic occupancy” as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units or square footage at contract rates and vacant units or square footage at market rates.

      Our principal executive office is located at 12 South Main, Minot, North Dakota, 58701, and our telephone number is (701) 837-4738.

Investment Strategy

      We employ a disciplined investment strategy focused on growing assets in desired geographical markets, achieving diversification by property type, adhering to targeted returns in acquiring properties, regularly increasing funds from operations and regularly increasing distribution rates on our common shares. We have increased our distributions per common share every year since our inception 34 years ago and every quarter since 1988.

      We attempt to concentrate our multi-family residential properties in communities with populations of approximately 50,000 to 0.5 million and we attempt to concentrate our commercial properties in metropolitan areas with populations of approximately 100,000 to 3.0 million. We focus most of our investment activity in markets in the upper Midwest, due to our greater familiarity with these markets, our existing market presence and our belief that these markets attract less competition from other leading REITs and institutional investors. Approximately 64% of our commercial properties, by total asset value, are located in the Minneapolis/ St. Paul metropolitan area.

      We generally contract with locally-based third-party professional management companies to handle the day-to-day management of our properties. We believe that the use of locally-based management companies allows us to enjoy the benefits of local knowledge of the applicable real estate market, while avoiding the cost and difficulty associated with maintaining management personnel in every location in which we operate.

Recent Developments

      In February 2004 we signed a purchase agreement to acquire a portfolio of 15 commercial and medical properties located primarily in Duluth, Minnesota, and the surrounding area. We agreed to pay approximately $67.0 million for these properties. We expect to finance approximately $43.5 million of the total purchase price for these properties with bank or other financial institution loans, and will require approximately $23.4 million in cash to close this acquisition. While we expect to close this acquisition in the next several months, the purchase of these properties is subject to the satisfactory completion of due diligence and the satisfaction of other customary closing conditions, and there can be no assurance that this acquisition will be completed.

The Offering

Issuer	Investors Real Estate Trust, a North Dakota real estate investment trust.

Securities Offered	1,000,000 shares of our 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value.

Offering Price	$25.00 per Series A preferred share.

Distributions	You will be entitled to receive cash distributions at a rate of 8.25% of the $25.00 liquidation preference per Series A preferred share per year, or $2.0625 per share per year. Distributions are cumulative and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, when, as and if declared. The first distribution will be payable on June 30, 2004. Distributions will accrue from and including the date of initial issuance and will accrue regardless of whether we have earnings, whether we have funds legally available for payment and whether the distributions are authorized.

No Maturity	Our Series A preferred shares have no stated maturity date and will not be subject to any sinking fund. Accordingly, our

Series A preferred shares will remain outstanding unless redeemed.

Redemption at Our Option	Our Series A preferred shares will not be redeemable at our option prior to April 26, 2009, except under limited circumstances intended to preserve our status as a REIT for federal income tax purposes. On or after April 26, 2009, at our option, we may redeem our Series A preferred shares, in whole or in part, for cash in the amount of $25.00 per share, plus accrued and unpaid distributions, if any, to and including the date of redemption.

Redemption at Holder’s Option	In the event of a change of control, you will have the right, for a period of 90 days from the date of the change of control, to require us to redeem your Series A preferred shares at a price of $25.00 per share, plus accrued and unpaid distributions, if any, to and including the date of redemption. “Change of control” is defined in “Description of Series A Preferred Shares — Redemption at Holder’s Option” beginning on page S-28 of this prospectus supplement.

Liquidation Preference	If we liquidate, dissolve or wind up our affairs, whether voluntarily or involuntarily, the holders of our Series A preferred shares will have the right to receive $25.00 per share, plus all accrued and unpaid distributions, whether or not authorized, to and including the date of payment.

Ranking	With respect to the payment of distributions and amounts upon our liquidation, dissolution or winding up, whether voluntary or involuntary, our Series A preferred shares will rank senior to our common shares and on a parity with any other preferred shares of beneficial interest that we may issue in the future (including additional Series A preferred shares).

Voting Rights	Holders of our Series A preferred shares generally will not have voting rights. However:

• whenever distributions on any outstanding Series A preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), holders of our Series A preferred shares, voting together as a class with the holders of all other classes or series of our preferred shares of beneficial interest ranking on a parity with our Series A preferred shares as to distributions and upon our liquidation, dissolution or winding up, whether voluntary or involuntary, upon which like voting rights have been conferred and are exercisable, will be entitled to elect two additional trustees to our board of trustees, to serve for a one year term or, if sooner, until all accrued and unpaid distributions for the past distribution periods and the then current distribution period have been paid or declared and set apart for payment; and

• the affirmative vote of the holders of at least two-thirds of the shares of those classes and series of preferred shares of beneficial interest that are similarly affected is required to:

• authorize or create (including by reclassification), or increase the authorized or issued amount of, any class or series of shares of beneficial interest, or any obligation or security convertible into, exchangeable for or evidencing the right to purchase or otherwise acquire any shares of any class or series of shares of beneficial interest, that rank senior to those classes and series with respect to payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary; or

• amend, alter or repeal the provisions of our Third Restated Declaration of Trust or the articles supplementary, whether by merger, consolidation, share exchange, transfer or otherwise, or consummate a merger, consolidation, share exchange or transfer involving us, in either case so as to materially and adversely affect any right, preference, privilege or voting power of the holders of the affected classes or series.

No Conversion Rights	Our Series A preferred shares will not be convertible into, or exchangeable for, any other securities or property, other than mandatory exchanges designed to preserve our qualification as a REIT.

Restrictions on Ownership and Transfer	Our Series A preferred shares are subject to restrictions on ownership and transfer designed to preserve our qualification as a REIT. See “Description of Series A Preferred Shares — Restrictions on Ownership” beginning on page S-31 of this prospectus supplement.

NASDAQ Listing	Our Series A preferred shares have been approved for listing on the NASDAQ National Market under the symbol “IRETP.”

Use of Proceeds	We intend to contribute the net proceeds from this offering to our operating partnership, IRET PROPERTIES, a North Dakota Limited Partnership, or IRET Properties, to use for the acquisition, development, renovation, expansion or improvement of income-producing real estate properties, including the properties in Duluth, Minnesota, referred to above under “Prospectus Supplement Summary — Recent Developments.”

Risk Factors	An investment in our Series A preferred shares involves risks and prospective investors should carefully consider the matters discussed in this prospectus supplement under the heading “Risk Factors” beginning on page S-11, before making a decision to invest in our Series A preferred shares.

Summary Consolidated Financial Data

      The following table sets forth summary consolidated financial data, which should be read in conjunction with, and is qualified by reference to, the consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference into this prospectus supplement. Our summary consolidated financial data as of and for each of the fiscal years in the three-year period ended April 30, 2003, are derived from our consolidated financial statements, which have been audited by Brady, Martz & Associates, P.C. Our summary consolidated financial data as of January 31, 2004, and for the nine months ended January 31, 2004 and 2003 has been derived from our unaudited financial statements. Our unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and our results of operations for these periods. Operating results for the nine months ended January 31, 2004, are not necessarily indicative of the results that may be expected for the full year.

	Nine Months Ended
	January 31		Fiscal Year Ended April 30

	2004	2003	2003	2002	2001

	(In thousands, except per share data)
Operating Data:
Revenue	$102,400	$86,738	$119,135	$90,943	$74,130
Operating expenses:
Interest	31,794	26,981	37,073	30,089	24,694
Depreciation/ Amortization	18,281	14,479	20,115	15,789	12,474
Utilities and maintenance	17,415	14,178	19,821	12,374	11,175
Property management	7,190	6,219	8,320	6,892	5,690
Taxes	12,635	9,886	13,568	9,056	7,393
Other operating expenses	4,988	3,751	5,209	3,545	2,702

Total operating expenses	92,303	75,494	104,106	77,745	64,128

Operating income	10,097	11,244	15,029	13,198	10,002
Non-operating income	290	688	830	1,062	753

Income before gain/loss on properties and minority interest	10,387	11,932	15,859	14,260	10,755
Gain on sale of property	13	315	315	547	602
Minority interest portion of joint ventures	(598)	(674)	(934)	(199)	—
Minority interest portion of operating partnership income	(2,337)	(2,866)	(3,679)	(3,714)	(2,211)

Income from continuing operations	7,465	8,707	11,561	10,894	9,146
Discontinued operations, net	559	(259)	687	(294)	(452)

Net income	$8,024	$8,448	$12,248	$10,600	$8,694

Other Data:
Funds from operations(1)	$27,545	$25,296	$34,179	$29,143	$22,440
Cash distributions to holders of common shares and unitholders	18,058	14,851	20,334	15,325	12,673
Per Share Data:
Net income	$0.21	$0.27	$0.38	$0.42	$0.38
Funds from operations(1)	0.56	0.61	0.80	0.86	0.79
Cash distributions	0.48	0.47	0.63	0.59	0.55
Balance Sheet Data:
Total real estate investments	$936,708	$772,967	$845,325	$685,347	$548,580
Total assets	993,937	814,166	885,681	730,209	570,322
Total liabilities	637,411	538,733	576,318	495,352	389,086
Minority interest in partnerships	16,734	14,249	14,225	12,819	3,288
Minority interests in operating partnerships	89,524	81,035	80,377	76,460	59,003
Total shareholders’ equity	250,268	180,149	214,761	145,578	118,945

(1)	We consider funds from operations, or FFO, a useful measure of performance for an equity REIT. We use the definition of FFO adopted by the National Association of Real Estate Investment Trusts, or NAREIT, in 1991, as clarified in 1995, 1999 and 2002. NAREIT defines FFO to mean net income (computed in accordance with generally accepted accounting principles or GAAP), excluding gains (or losses) from sales of depreciated property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

      While we use the NAREIT definition of FFO, the components of that definition in many cases require interpretation and, accordingly, we have made certain interpretations in applying the definition. In particular, in calculating FFO per share, we “add back” to net income computed in accordance with GAAP the allocations made to limited partners of IRET Properties, and divide this amount by the total outstanding number of our common shares and limited partnership units, or LP units, of IRET Properties. Under the partnership agreement pursuant to which the LP units of IRET Properties are issued, holders of LP units effectively have the same claim on our earnings and assets of as do the holders of our common shares and, therefore, we consider that the LP units of IRET Properties also should be included with the common shares in calculating FFO per share.

      While FFO is widely used by REITs as a primary performance metric, not all real estate companies use the same definition of FFO or calculate FFO in the same way. Accordingly, FFO presented here is not necessarily comparable to FFO presented by other real estate companies.

      FFO should not be considered as an alternative to net income as determined in accordance with GAAP as a measure of our performance, but rather should be considered as an additional, supplemental measure. FFO does not represent cash generated from operating activities in accordance with GAAP, and is not necessarily indicative of sufficient cash flow to fund all of our needs or our ability to service indebtedness or make distributions.

      A reconciliation of FFO to GAAP net income is as follows:

	Nine Months Ended
	January 31		Fiscal Year Ended April 30

	2004	2003	2003	2002	2001

	(In thousands, except per share data)
Net income	$8,024	$8,448	$12,248	$10,600	$8,694
Add back:
Minority interest in earnings of holders of LP units	2,353	2,785	3,899	3,614	2,095
Depreciation and amortization(a)	17,683	14,230	19,627	15,476	12,253
(Gain) loss from depreciable property sales	(516)	(164)	(1,595)	(547)	(602)

Fully diluted FFO	$27,545	$25,296	$34,179	$29,143	$22,440
Weighted averages shares outstanding:
Common shares	38,473	31,490	32,574	25,492	23,072
Common shares issuable to holders of LP units(b)	11,093	10,037	10,041	8,289	5,506

Total	49,566	41,527	42,615	33,781	28,578
Net income per common share(c)	$0.21	$0.27	$0.38	$0.42	$0.38
FFO per common share(c)	$0.56	$0.61	$0.80	$0.86	$0.79

(a)	Depreciation on office equipment and other assets used by us is excluded. Amortization of financing and other expenses is excluded, except for amortization of leasing commissions which is included.

(b)	LP units of IRET Properties are exchangeable for common shares on a one-for-one basis.

(c)	Net income per common share is calculated using the number of outstanding common shares. FFO per common share is calculated using the number of common shares outstanding and the number of common shares issuable to holders of outstanding LP units.

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

      Our ratios of earnings to combined fixed charges and preferred share distributions for the fiscal years ended April 30, 2003, 2002, 2001, 2000 and 1999 were 1.42x, 1.46x, 1.41x, 1.46x and 1.50x, respectively. Our ratio of earnings to combined fixed charges and preferred share distributions for the nine months ended January 31, 2004, was 1.31x. As of the date of this prospectus supplement, we do not have any preferred shares outstanding.

      For the purpose of computing this ratio, earnings have been calculated by adding pre-tax income from continued operations before allocation to minority interests, plus fixed charges (excluding capitalized interest). Fixed charges consist of mortgage and loan interest expense, whether expensed or capitalized, the amortization of debt expense and capitalized interest.

RISK FACTORS

      In addition to the other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, prospective investors should consider carefully the following factors when evaluating an investment in our Series A preferred shares offered by this prospectus supplement and the accompanying prospectus. You should also review our disclosures under the heading “Special Note Regarding Forward-Looking Statements” in this prospectus supplement.

Risks Related to Our Properties and Business

      Our increasing ownership of commercial properties subjects us to different risks than our traditional base of multi-family residential properties. Historically, the assets in our investment portfolio consisted predominantly of multi-family residential properties. More recently, our investment activities have caused this balance to shift so that the percentage of commercial properties held in our portfolio has increased significantly. Within the past 21 months, approximately 84% of our property acquisitions, on a total asset value basis, have been commercial properties, due to the greater availability of these properties on terms that meet our financial and strategic objectives. Based on total asset value, commercial properties now comprise a majority of our real estate assets, with the majority of our commercial properties being located in the Minneapolis/ St. Paul metropolitan area. Based on current market conditions, we anticipate that the percentage of commercial properties that we may acquire will continue to significantly exceed the number of multi-family residential properties that we may acquire during the next twelve months.

      Our historical experience in acquiring and operating multi-family residential properties may not be directly applicable to the acquisition and operation of commercial properties. Commercial properties involve different risks than multi-family residential properties, including:

•	direct exposure to business and economic downturns;

•	exposure to tenant lease terminations or bankruptcies; and

•	competition from real estate investors with greater experience in developing and owning commercial properties.

Our earnings may be negatively affected if we are not successful in our acquisition and operation of commercial properties.

      Our geographic concentration in Minnesota and North Dakota may result in losses. For the fiscal year ended April 30, 2003, and the nine month period ended January 31, 2004, we received approximately 82% and 81%, respectively, of our commercial gross revenue from commercial properties in Minnesota and approximately 10% and 9%, respectively, of our commercial gross revenue from commercial properties in North Dakota. For those same periods, we received approximately 17% and 19%, respectively, of our multi-family residential gross revenue from multi-family residential properties in Minnesota and 30% and 29%, respectively, of our apartment gross revenue from multi-family properties in North Dakota. As of January 31, 2004, Minnesota accounted for approximately 77% of our commercial real estate portfolio and 21% of our multi-family residential real estate portfolio, as determined by total asset value, while North Dakota accounted for approximately 9% of our commercial real estate portfolio and 26% of our multi-family residential real estate portfolio.

      As a result of this concentration, we are subject to substantially greater risk than if our investments were more geographically dispersed. Specifically, we are more significantly exposed to the effects of economic and real estate conditions in those particular markets, such as building by competitors, local vacancy and rental rates and general levels of employment and economic activity.

      The economic climate in Minnesota is highly dependent on the service, manufacturing and high technology industries. The North Dakota economy is dependent on the agricultural, government, business and personal services and wholesale and retail industries. Economic weakening, or lack of recovery from the recent weakness, in any of these industries may adversely affect the performance of our real estate portfolio by decreasing demand for rental space.

      Approximately 68% of our assets in North Dakota, based on total asset value, are multi-family residential properties, which are dependent on a stable or growing population. During the past ten years, North Dakota’s population and total personal income have grown at slower rates than surrounding states and the nation as a whole. If this trend continues, we may experience difficulty in renting our properties at acceptable rates, which may result in a decrease in our net income and adversely affect our ability to make distributions to the holders of our shares of beneficial interest.

      Increasing physical and economic vacancy rates and declining rental rates will negatively impact earnings. In the twelve months subsequent to April 30, 2004, leases covering approximately 7% of our annualized base rents will expire. At January 31, 2004, the economic occupancy of our total commercial square footage, on a stabilized property basis, was approximately 94%. “Economic occupancy” is defined as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units or square footage at contract rates and vacant units or square footage at market rates. If we are unable to rent or sell those properties that are vacant or affected by expiring leases, properties producing approximately 17% of our total commercial annualized base rents will be vacant within the next twelve months. Even greater vacancies will be created to the extent that a number of tenants, or any one significant tenant, file for bankruptcy protection and reject our leases. At January 31, 2004, the economic occupancy of our multi-family residential properties, on a stabilized property basis, was approximately 91%. Multi-family residential vacancies could increase from current levels due to general economic conditions, local economic or competitive conditions, the trend toward home ownership facilitated by low interest rates, unsatisfactory property management, the physical condition of our properties or other factors. Increased vacancies in both our commercial and multi-family residential properties will negatively impact our earnings, will cause a decline in the value of our real estate portfolio and may adversely affect our ability to make distributions to the holders of our shares of beneficial interest.

      Economic occupancy levels for our stabilized commercial and multi-family residential properties have decreased over the past twelve months. Multi-family residential property economic occupancy rates (on a stabilized property basis) decreased to 91% from 92% for the nine months ended January 31, 2004 and 2003, respectively. Commercial property economic occupancy rates (on a stabilized property basis) decreased to 94% from 97% for the nine months ended January 31, 2004 and 2003, respectively. The decrease in economic occupancy rates of our multi-family residential properties does not reflect the concessions, such as free rent, that have been granted to attract new tenants to our multi-family residential properties. Concessions, on a multi-family residential stabilized property basis, were $1.8 million and $0.9 million for the nine months ended January 31, 2004 and 2003, respectively, an increase of 96%. “Stabilized properties” are those properties that we owned for the entirety of both periods being compared, and include properties that were redeveloped or expanded during the period being compared. Properties purchased or sold during the periods being compared are excluded from our stabilized property analysis.

      Inability to manage our rapid growth effectively may adversely affect our operating results. Our total assets have increased from $570.3 million at April 30, 2001, to $993.9 million at January 31, 2004, principally through the acquisition of additional real estate properties. Subject to our continued ability to raise equity capital and issue LP units of IRET Properties, we anticipate acquiring approximately $100 million to $200 million of real estate assets on an annual basis. Effective management of this level of growth will present challenges, including:

•	the need to expand our management team and staff;

•	the need to enhance internal operating systems and controls;

•	increased reliance on outside advisors and property managers; and

•	the ability to consistently achieve targeted returns.

      If we are unable to effectively manage our growth, our operating results will be adversely affected.

      Competition may negatively impact our earnings. We compete with many kinds of institutions, including other REITs, private partnerships, individuals, pension funds and banks, for tenants and investment opportunities. Many of these institutions are active in the markets in which we invest and have greater financial and other resources that may be used to compete against us. With respect to tenants, this competition may affect our ability to lease our properties, the price at which we are able to lease our properties and the cost of required renovations or build-outs. With respect to acquisition and development investment opportunities, this competition may cause us to pay higher prices for new properties than we otherwise would have paid, or may prevent us from purchasing a desired property at all.

      An inability to continue to make accretive property acquisitions may adversely affect our ability to increase our operating income. From our fiscal year ended April 30, 2001, to our fiscal year ended April 30, 2003, we increased our operating income from $10.8 million to $15.9 million. Most of this growth was attributable to the acquisition of additional real estate properties. However, on a per common share and per common share and unit basis for the same period, our net income has stayed the same, after an initial increase from April 31, 2001, to April 30, 2002. Our net income per common share and per common share and unit was $0.38 as of April 30, 2003, compared to $0.42 and $0.38, respectively, as of April 30, 2002 and 2001. If we are unable to continue to make real estate acquisitions on terms that meet our financial and strategic objectives, whether due to market conditions, a changed competitive environment or unavailability of capital, our ability to increase our operating income may be materially and adversely affected.

      High leverage on our overall portfolio may result in losses. As of January 31, 2004, our ratio of total indebtedness to total net assets was approximately 179%. As of April 30, 2003, 2002 and 2001, our percentage of total indebtedness to total net assets was approximately 186%, 211% and 215%, respectively. Under our Second Restated Trustees’ Regulations (Bylaws) we may increase our total indebtedness up to 300% of net assets before depreciation in the aggregate, or by an additional approximately $433.0 million. There is no limitation on the increase that may be permitted if approved by a majority of the independent members of our board of trustees and disclosed to the holders of our shares of beneficial interest in the next quarterly report, along with justification for any excess.

      This amount of leverage may expose us to cash flow problems if rental income decreases. Under those circumstances, in order to pay our debt obligations we might be required to sell properties at a loss or be unable to make distributions to the holders of our shares of beneficial interest. A failure to pay amounts due may result in a default on our obligations and the loss of the property through foreclosure.

      Our inability to renew, repay or refinance our debt may result in losses. We are subject to the normal risks associated with debt financing, including the risk that:

•	our cash flow will be insufficient to meet required payments of principal and interest;

•	we will not be able to renew, refinance or repay our indebtedness when due; and

•	the terms of any renewal or refinancing will be less favorable than the terms of our current indebtedness.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may be forced to dispose of one or more of the properties on disadvantageous terms, which may result in losses to us. These losses could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Internal Revenue Code.

      The principal balance of our indebtedness in mortgage loans secured by individual commercial and multi-family residential properties totaled $610.8 million as of January 31, 2004. Of the outstanding mortgages, both fixed and variable, $21.8 million in principal amount will come due during fiscal year 2004, $18.7 million in principal amount will come due during fiscal year 2005 and the remaining balance will come due in later fiscal years.

      The cost of our indebtedness may increase. We have incurred, and we expect to continue to incur, indebtedness that bears interest at a variable rate. As of January 31, 2004, $39.7 million, or approximately 7%, of the principal amount of our total mortgage indebtedness was subject to variable interest rate agreements. The interest rates on our variable rate mortgages range from approximately 4% to approximately 8%. An increase of one percent in our variable interest rate would collectively increase our interest payments by $397,000 annually. In addition, portions of our fixed-rate indebtedness incurred for historical property acquisitions will come due on a periodic basis. For example, in each of our fiscal years ending April 30, 2005, 2006 and 2007, approximately $15.0 to $17.0 million of our fixed-rate debt will come due. Accordingly, increases in interest rates will increase our interest costs, which could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      Our current or future insurance may not protect us against possible losses. We carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to our properties at levels that we believe to be adequate. However, the coverage limits of our current or future policies may be insufficient to cover the full cost of repair or replacement of all potential losses. Moreover, this level of coverage may not continue to be available in the future or, if available, may be available only at unacceptable cost or with unacceptable terms.

      Additionally, there may be certain extraordinary losses, such as those resulting from civil unrest, terrorism or environmental contamination, that are not generally, or fully, insured against because they are either uninsurable or not economically insurable. For example, we do not currently carry insurance against losses as a result of environmental contamination. Should an uninsured or underinsured loss occur to a property, we could be required to use our own funds for restoration or lose all or part of our investment in, and anticipated revenues from, the property. In any event, we would continue to be obligated on any mortgage indebtedness on the property. Any loss could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      We have significant investments in medical office properties and adverse trends in healthcare provider operations may negatively affect our lease revenues from these properties. We have acquired a significant number of specialty medical properties and may acquire more in the future. As of January 31, 2004, our real estate portfolio consisted of eight medical office properties, having a total asset value of $96.5 million, or approximately 9% of the total asset value of our entire real estate portfolio. The healthcare industry is currently experiencing changes in the demand for, and methods of delivery of, healthcare services; changes in third-party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. Sources of revenue for our medical property tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. These factors may adversely affect the economic performance of some or all of our medical services tenants and, in turn, our lease revenues. In addition, if we or our tenants terminate the leases for these properties, or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues and/or additional capital expenditures occurring as a result could hinder our ability to make distributions to the holders of our shares of beneficial interest.

      Adverse changes in applicable laws may affect our potential liabilities relating to our properties and operations. Increases in real estate taxes and income, service and transfer taxes cannot always be passed through to all tenants in the form of higher rents. As a result, any increase may adversely affect our cash available for distribution, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Similarly, changes in laws that increase the potential liability for environmental conditions existing on properties, that increase the restrictions on discharges or other conditions or that affect development, construction and safety requirements may result in significant unanticipated expenditures that could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multi-family residential properties may reduce rental revenues or increase operating costs.

      Complying with laws benefiting disabled persons may affect our costs and investment strategies. Federal, state and local laws and regulations designed to improve disabled persons’ access to and use of buildings, including the Americans with Disabilities Act, may require modifications to, or restrict renovations of, existing buildings. Additionally, these laws and regulations may require that structural features be added to buildings under construction. Any legislation or regulations that may be adopted in the future may impose further burdens or restrictions on us with respect to improved access to, and use of these buildings by, disabled persons. The costs of complying with these laws and regulations may be substantial and limits or restrictions on construction, or the completion of required renovations, may limit the implementation of our investment strategy or reduce overall returns on our investments. This could have an adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      We may be responsible for potential liabilities under environmental laws. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the costs of removal of, or remediation of, hazardous or toxic substances in, on, around or under that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of these substances, or the failure to properly remediate any property containing these substances, may adversely affect the owner’s or operator’s ability to sell or rent the affected property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal of, or remediation of, these substances at that disposal or treatment facility, whether or not the facility is owned or operated by that person. In connection with our current or former ownership (direct or indirect), operation, management, development and/or control of real properties, we may be potentially liable for removal or remediation costs with respect to hazardous or toxic substances as those properties, as well as certain other costs, including governmental fines and claims for injuries to persons and property. A finding of liability for an environmental condition as to any one or more properties could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      It is currently our policy to obtain a Phase I environmental study on each property that we seek to acquire. If the Phase I indicates any possible environmental problems, it is our policy is to order a Phase II study, which involves testing the soil and ground water for actual hazardous substances. However, Phase I and Phase II environmental studies, or any other environmental studies undertaken with respect to any of our current or future properties, may not reveal the full extent of potential environmental liabilities. We currently do not carry insurance for environmental liabilities.

      We may be unable to retain or attract qualified management. We are dependent upon our senior officers for essentially all aspects of our business operations. Our senior officers have experience in the specialized business segments in which we operate and the loss of them would likely have a material adverse effect on our operations. We do not have employment contracts with any of our senior officers. As a result, any senior officer may terminate his or her relationship with us at any time, without providing advance notice. The location of our corporate headquarters in Minot, North Dakota, may make it more difficult and expensive to attract, relocate and retain current and future officers and employees.

Risks Related to This Offering and the Purchase of Series A Preferred Shares

      Our Series A preferred shares are a new issue of securities with no established trading market, which may negatively affect their market value and your ability to transfer or sell your Series A preferred shares. Our Series A preferred shares are a new issue of securities with no established trading market. Although our Series A preferred shares have been approved for listing on the NASDAQ National Market under the symbol “IRETP,” an active trading market for our Series A preferred shares may never develop or, if one develops, be maintained or provide any significant liquidity. The underwriters have advised us that they intend to make a market in the Series A preferred shares but they are under no obligation to do so and they may discontinue any market-making activity at any time. As a result, if you decide to sell your Series A preferred shares, there may be either no or only a limited number of potential buyers. This, in turn, may reduce your ability to sell your Series A preferred shares and the price you may receive if you resell your Series A preferred shares.

      The market value of our Series A preferred shares could be substantially affected by many factors. As with other publicly traded securities, the trading price of our Series A preferred shares will depend on many factors, which may change from time to time, including:

•	other factors describe in this “Risk Factors” section;

•	prevailing interest rates, increases in which may have an adverse effect on the trading price of our Series A preferred shares;

•	the market for similar securities issued by REITs;

•	general economic and financial market conditions; and

•	our financial condition, performance and prospects.

In particular, an increase in market interest rates will result in higher yields on other financial instruments and may lead purchasers of Series A preferred shares to demand a higher annual distribution rate on the price paid for shares, which could adversely affect the market price of our Series A preferred shares. Further, the loss of our tax status as a REIT would have significant adverse consequences to us and the market value of our shares of beneficial interest. Moreover, United States stock markets have experienced price and volume volatility that has affected many companies’ stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our Series A preferred shares. As a result of these factors, you may only be able to sell your Series A preferred shares at prices below those you believe to be appropriate. We cannot predict at which price our Series A preferred shares will trade, and that price may be less than their initial public offering price or liquidation value at any time.

      Our Series A preferred shares will be subordinated to our existing and future debt and may be adversely affected by a highly leveraged transaction. The rights of the holders of our Series A preferred shares will be subordinated to our existing and future debt. Future debt may include restriction on our ability to pay dividends to the holders of our Series A preferred shares. None of the provisions relating to our Series A preferred shares contains any provisions affording the holders of our Series A preferred shares protection in the event of a highly leveraged transaction.

      The liquidation rights on the Series A preferred shares will be subordinate to those of holders of our indebtedness and of any senior shares of beneficial interest we may issue in the future and may be subject to the equal rights of other shares of beneficial interest. There are no restrictions in the terms of the Series A preferred shares on our ability to incur indebtedness. We can also, with the consent of the holders of two-thirds of the outstanding classes and series of preferred shares of beneficial interest affected, issue shares of beneficial interest that are senior with respect to liquidation payments to the Series A preferred shares. If we were to liquidate, dissolve or wind up, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior shares of beneficial interest that we may issue in the future before we could make any distributions to holders of our Series A preferred shares. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue shares of beneficial interest that rank on a parity with the Series A preferred shares as to liquidation preferences and any amounts remaining after the payment of senior shares of beneficial interest would be split equally among all holders of those shares of beneficial interest, which might result in your receiving less than the full amount due you.

      Our inability to invest the proceeds of this offering in a timely fashion would adversely affect our operating results. The proceeds of this offering are targeted toward investment in income producing real estate. If real estate investment opportunities do not arise, we will invest the proceeds of this offering into short-term income producing securities or money market funds, either of which would result in returns significantly below our expectations. This would lower our net income and FFO per share.

      Future issuances of preferred shares could adversely affect the market price of our Series A preferred shares. From time to time in the future we may sell additional preferred shares of beneficial interest to the public. We cannot predict whether future issuances or sales of our preferred shares of beneficial interest or the availability of our preferred shares of beneficial interest for sale will adversely affect the market price for our Series A preferred shares or our ability to raise capital by offering other shares of beneficial interest.

      The terms of our Series A preferred shares are fixed and changes in market conditions, including market interest rates, may decrease the market price for our Series A preferred shares. The terms of our Series A preferred shares, such as the distribution rate, the amount of the liquidation preference and the redemption terms, are fixed. These terms will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities. It also means that an increase in market interest rates is likely to decrease the market price for our Series A preferred shares.

      The amount of your redemption payment or liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances. The payment due to holders of Series A preferred shares upon redemption or liquidation is $25.00 per share plus accumulated and unpaid distributions. If we have value remaining after payment of such amount, you will have no right to participate in that value. If the market price for our Series A preferred shares is greater than the redemption price or liquidation amount, you will have no right to receive the market price from us upon redemption or liquidation.

      You will have limited voting rights. As a holder of our Series A preferred shares, you will be entitled to vote only if we propose to:

•	authorize or create (including by reclassification), or increase the authorized or issued amount of, any class or series of shares of beneficial interest, or any obligation or security convertible into, exchangeable for or evidencing the right to purchase or otherwise acquire any shares of any class or series of shares of beneficial interest, that rank senior to those classes and series with respect to payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary; or

•	amend, alter or repeal the provisions of our Third Restated Declaration of Trust or the articles supplementary, whether by merger, consolidation, share exchange, transfer or otherwise, or consummate a merger, consolidation, share exchange or transfer involving us, in either case so as to materially and adversely affect any right, preference, privilege or voting power of the holders of the affected classes or series.

      Also, whenever distributions on any outstanding Series A preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), holders of our Series A preferred shares, voting together as a class with the holders of all other classes or series of our preferred shares of beneficial interest ranking on a parity with our Series A preferred shares as to distributions and upon our liquidation, dissolution or winding up, whether voluntary or involuntary, upon which like voting rights have been conferred and are exercisable, will be entitled to elect two additional trustees to our board of trustees, to serve for a one year term or, if sooner, until all accrued and unpaid distributions for the past distribution periods and the then current distribution period have been paid or declared and set apart for payment.

      Except as specified, you will not have the right to vote on actions customarily subject to a shareholder vote or approval, including the election of trustees, the approval of significant transactions or certain amendments to our Third Restated Declaration of Trust.

      We can redeem our Series A preferred shares at our discretion, which redemption may be at a price less than its market price an may limit the trading price for the Series A preferred shares. We have the option of redeeming our Series A preferred shares at any time on or after April 26, 2009, for $25.00 per share plus any accrued and unpaid distributions. If we redeem our Series A preferred shares, the redemption price may be less than the price you might receive if you were to sell your Series A preferred shares in the open market. In addition, the fact that the Series A preferred shares are redeemable may limit the price at which they trade.

      Payment of distributions on the Series A preferred shares is not guaranteed. Although distributions on the Series A preferred shares accrue, our board of trustees must approve the actual payment of those distributions. Our board of trustees can elect at any time or from time to time, and for an indefinite duration, not to pay the accrued distributions. Our board of trustees could do so for any reason, including the following:

•	unanticipated cash requirements;

•	the need to make payments on our indebtedness;

•	concluding that the payment of distributions would cause us to breach the terms of any agreement, such as financial ratio covenants; or

•	determining that the payment of distributions would violate applicable law regarding unlawful distributions to shareholders.

Risks Related to Our Structure and Organization

      We may incur tax liabilities as a consequence of failing to qualify as a REIT. Although our management believes that we are organized and have operated and are operating in such a manner to qualify as a “real estate investment trust,” as that term is defined under the Internal Revenue Code, we may not in fact have operated, or may not be able to continue to operate, in a manner to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations, and further involves the determination of factual matters and circumstances not entirely within our control. See “Certain Tax Considerations” in the accompanying prospectus. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must make distributions to the holders of our shares of beneficial interest aggregating annually at least 90% of our REIT taxable income (excluding net capital gains). Thus, to the extent revenues from non-qualifying sources, such as income from third-party management, represents more than five percent of our gross income in any taxable year, we will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions contained in the Internal Revenue Code apply. Even if relief provisions apply, however, a tax would be imposed with respect to excess net income. Additionally, if IRET Properties or one or more of our subsidiaries is determined to be taxable as a corporation, we may fail to qualify as a REIT. Either our failure to qualify as a REIT, for any reason, or the imposition of taxes on excess net income from non-qualifying sources, could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, new legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification.

      If we failed to qualify as a REIT, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates, which would likely have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, unless entitled to relief under applicable statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. This treatment would reduce funds available for investment or distributions to the holders of our shares of beneficial interest because of the additional tax liability to us for the year or years involved. In addition, we would no longer be required to make distributions to holders of our common shares. To the extent that distributions to the holders of our shares of beneficial interest would have been made in anticipation of qualifying as a REIT, we might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

      Certain provisions of our Third Restated Declaration of Trust may limit a change in control and deter a takeover. In order to maintain our qualification as a REIT, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in our disqualification as a REIT under Section 856 of the Internal Revenue Code, including any transaction that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus supplement is 9.8%, in number or value, of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, or (iv) 50% or more of the fair market value of our shares of beneficial interest being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, will be void ab initio. If the transaction is not void ab initio, then the shares of beneficial interest in excess of the ownership limit, that would cause us to be closely held, that would result in 50% or more of the fair market value of our shares of beneficial interest to be held by persons other than United States persons or that otherwise would result in our disqualification as a REIT, will automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our board of trustees. These limitations may have the effect of preventing a change in control or takeover of us by a third-party, even if the change in control or takeover would be in the best interests of the holders of our shares of beneficial interest.

      Our board of trustees may make changes to our major policies without approval of the holders of our shares of beneficial interest. Our major policies, including policies relating to development, acquisitions, financing, growth, debt capitalization and distributions, are determined by our board of trustees. Our board of trustees may amend or revoke those policies, and other policies, without advance notice to, or the approval of, the holders of our shares of beneficial interest.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of our Series A preferred shares in this offering will be approximately $23,717,500. “Net proceeds” is what we expect to receive after deducting the underwriting discount and our estimated expenses. We currently plan to contribute the net proceeds to our operating partnership, IRET Properties, to use for the acquisition, development, renovation, expansion or improvement of income-producing real estate properties, including the properties in Duluth, Minnesota, referred to above under “Prospectus Supplement Summary — Recent Developments.” Pending use, the net proceeds may be invested in short-term income-producing investments, such as United States treasury bonds with terms of six months or less.

CAPITALIZATION

      The following table sets forth our historical consolidated capitalization as of January 31, 2004, and our pro forma consolidated capitalization as of January 31, 2004, adjusted to give effect to this offering of our Series A preferred shares. This table should be read in conjunction with the consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference into this prospectus supplement.

	January 31, 2004

	Historical	Pro Forma
	Consolidated	Consolidated

	(In thousands)
Debt:
Mortgages payable	$610,895	$610,895
Investment certificates	7,592	7,592

Total Debt	618,487	618,487
Shareholders’ equity:
Series A preferred shares offered hereby, no par value; unlimited shares authorized; 1,000,000 issued and outstanding on a pro forma basis(1)	—	25,000
Common shares, no par value; unlimited shares authorized; 41,026,126 issued and outstanding(2)	286,185	286,185
Cumulative distributions in excess of net income	(35,918)	(35,918)

Total shareholders’ equity	250,267	275,267
Total capitalization	$868,754	$893,754

(1)	Includes the Series A preferred shares to be issued in this offering (excluding up to 150,000 Series A preferred shares issuable upon exercise of the underwriters’ over-allotment option).

(2)	Does not include 11,382,713 common shares issuable upon exchange of outstanding LP units of IRET Properties and up to 1,200,000 common shares that are currently being offered in a best-efforts offering.

BUSINESS

IRET

      We are a self-advised equity REIT organized under the laws of North Dakota. Our business consists of owning and operating income-producing real properties. Our investments include multi-family residential and commercial properties. These properties are located primarily in the upper Midwest states of Minnesota and North Dakota. The charts below show, as of January 31, 2004, the geographic distribution of our properties and their classification by type, in both cases measured on the basis of total asset value, which is the amount we have invested in our properties (original investment plus improvements, if any).

Geographic Distribution of Properties	Classification of Properties by Type

      As of January 31, 2004, our real estate portfolio consisted of:

•	68 multi-family residential properties, containing 8,873 apartment units and having a total asset value less accumulated depreciation of $381.0 million; and

•	127 commercial properties, containing 6.8 million square feet of leasable space and having a total asset value less accumulated depreciation of $552.0 million.

      Our multi-family residential properties include apartment buildings, complexes and communities. Our commercial properties include office buildings, retail stores and centers, industrial facilities and health care properties, such as clinics and assisted living centers. These commercial properties are typically leased to tenants under long term lease arrangements, with no single tenant currently accounting for more than approximately 10% of our total annual commercial rental revenues. At January 31, 2004, the economic occupancy rates for our stabilized multi-family residential and commercial properties were approximately 91% and 94%, respectively. We define “economic occupancy” as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units or square footage at contract rates and vacant units or square footage at market rates.

      We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code. We own our assets and conduct our day-to-day business operations through an operating partnership, IRET Properties, of which IRET, Inc., a North Dakota corporation and our wholly-owned subsidiary, is the sole general partner.

Investment Strategy

      We employ a disciplined investment strategy focused on growing assets in desired geographical markets, achieving diversification by property type, adhering to targeted returns in acquiring properties, regularly increasing FFO and regularly increasing distribution rates on our common shares. We have increased our distributions per common share every year since our inception 34 years ago and every quarter since 1988.

      We attempt to concentrate our multi-family residential properties in communities with populations of approximately 50,000 to 0.5 million and we attempt to concentrate our commercial properties in metropolitan areas with populations of approximately 100,000 to 3.0 million. We focus most of our investment activity in markets in the upper Midwest, due to our greater familiarity with these markets, our existing market presence and our belief that these markets attract less competition from other leading REITs and institutional investors. Approximately 64% of our commercial properties, by total asset value, are located in the Minneapolis/ St. Paul metropolitan area.

      We continually receive, evaluate and identify opportunities for the acquisition of commercial and multi-family residential properties, particularly in the states in which we currently own properties. These investment opportunities are sourced through various channels, including real estate brokers, property owners, property management firms and our own business development efforts. In evaluating commercial properties, we consider factors that include market size, economic and market rental conditions, property type, property quality, existing occupancy and lease rates, tenant makeup and quality, lease rollover risk and current and prospective cash flow levels. In evaluating multi-family residential properties we consider factors that include market size and growth characteristics, demographic considerations, apartment rental conditions and trends, market rent and occupancy levels, property quality, operating expense and maintenance considerations, property occupancy rates and current and prospective cash flow levels. Upon identifying properties that meet our investment criteria, we conduct financial analyses, perform property inspections, identify borrowing sources and terms and submit or negotiate acquisition proposals on terms that allow us, under reasonable assumptions, to meet our targeted investment returns.

      Typically, we seek to acquire existing, well-maintained properties that have a strong tenant base and lease or rental revenues and terms that immediately support our return on investment objectives. Due to varying market conditions over time, this can lead to a greater concentration of investment activity in certain property types during particular market cycles. For instance, during the past 21 months, approximately 84% of our property acquisitions, based on total asset value, have been commercial properties due to the greater availability of these properties on terms that meet our return on investment objectives. As market conditions evolve, however, this trend may be reversed and we may again purchase a greater percentage of multi-family residential properties.

      We generally use available cash or short-term floating rate debt to acquire real estate. We then replace the cash or short-term floating rate debt with fixed-rate secured debt, typically in an amount equal to 65% to 75% of the acquisition cost. In appropriate circumstances, we also may acquire one or more properties in exchange for our shares of beneficial interest or LP units of IRET Properties, which are convertible into our common shares on a one-to-one basis or, at our option, cash, after the expiration of a minimum one-year holding period. Subject to our continued ability to raise equity capital and issue LP units of IRET Properties, we anticipate acquiring $100 million to $200 million of real estate assets on an annual basis.

Operations

      We conduct our operations from offices in Minot, North Dakota, and Minneapolis, Minnesota. In Minot, our 26 person staff is engaged in activities that include senior management and planning, financial analysis and accounting, marketing, property sourcing and evaluation, legal and compliance, information management and investor relations. In Minneapolis, our eight person staff is primarily engaged in sourcing, evaluating and managing commercial properties in the Minneapolis/ St. Paul metropolitan area.

      Except for certain commercial properties managed by our Minneapolis office, the day-to-day management of our real estate assets is handled by third-party professional management companies. These management activities include the negotiation of potential leases, the preparation of proposed operating budgets, the collection and remittance of lease or rental payments and the supervision of routine maintenance and capital improvements that have been authorized by us. We believe that the use of locally-based management companies allows us to enjoy the benefits of local knowledge of the applicable real estate market, while avoiding the cost and difficulty associated with maintaining management personnel in every location in which we operate. All decisions relating to the purchase or sale of property, insurance coverage, capital improvements, approval of commercial leases, annual operating budgets and major renovations are made exclusively by our employees and then implemented by the third-party management companies. As of January 31, 2004, we had property management contracts with 23 companies located in 14 states. Generally, our management contracts provide for compensation ranging from 2.5% to 5% of gross rent collections and allow us to terminate the contracts within 60 days or upon failure of the manager to meet financial performance goals.

      We believe that our administrative, property management and corporate overhead expenses as a percentage of our revenues are among the lowest of all public REITs. We believe that this serves the interests of the holders of our shares of beneficial interest by moderating the impact of cyclical downturns and enhancing the funds available for distribution.

Properties

      The tables set forth below present summary financial information regarding our multi-family residential and commercial properties. Historically, the majority of our real estate investments has consisted of multi-family residential properties. More recently, our investment activities have caused this balance to shift so that the percentage of commercial properties held in our portfolio has increased significantly and the revenues and gross profit from commercial properties now exceed those from multi-family residential properties. Based upon current market conditions, we anticipate that the revenues and gross profit from our commercial properties will continue to increase during the next twelve months.

Commercial and Multi-Family Residential Properties by State

      The following table presents, as of January 31, 2004, an analysis by state of each of the two categories of properties owned by us — multi-family residential and commercial:

Total Real Estate Investment By Total Asset Value

	Multi-Family
State	Residential	Commercial	Total	% of Total

	(In thousands)
Minnesota	$91,684	$451,728	$543,412	53.0%
North Dakota	112,787	53,480	166,267	16.2
Montana	38,666	7,867	46,533	4.5
Colorado	40,586	—	40,586	4.0
South Dakota	31,667	7,047	38,714	3.8
Texas	38,283	—	38,283	3.7
Nebraska	22,347	14,724	37,071	3.6
Kansas	35,095	—	35,095	3.4
All Other States	28,499	51,451	79,950	7.8

Total	$439,614	$586,297	$1,025,911	100.0%

Comparison of Results from Commercial and Residential Properties

      The following table presents an analysis of the relative investment in, and financial contribution of, our commercial and multi-family residential properties over the past three fiscal years:

	Fiscal Years Ended April 30

	2003	%	2002	%	2001	%

	(In thousands)
Real Estate Investments (Net of Accumulated Depreciation)
Commercial	$495,778	59%	$333,093	49%	$218,262	40%
Residential	348,364	41%	348,301	51%	329,281	60%

Total	$844,142	100%	$681,394	100%	$547,543	100%
Gross Real Estate Rental Revenues
Commercial	$59,166	50%	$32,298	36%	$18,672	25%
Residential	59,735	50%	58,429	64%	55,244	75%

Total	$118,901	100%	$90,728	100%	$73,916	100%
Expenses (Before Depreciation)
Commercial	$36,645	46%	$17,705	30%	$9,851	20%
Residential	43,252	54%	40,562	70%	39,100	80%

Total	$79,897	100%	$58,267	100%	$48,951	100%
Segment Gross Profit (Before Depreciation)
Commercial	$22,521	58%	$14,593	45%	$8,821	35%
Residential	16,483	42%	17,868	55%	16,144	65%

Total	$39,004	100%	$32,461	100%	$24,965	100%

DESCRIPTION OF SERIES A PREFERRED SHARES

      This description of the particular terms of our Series A preferred shares offered by this prospectus supplement supplements and, to the extent inconsistent with, replaces the description of the general terms of the preferred shares of beneficial interest set forth in the accompanying prospectus. This summary is not a complete legal description of our Series A preferred shares and is qualified in its entirety by reference to our Third Restated Declaration of Trust, the articles supplementary relating to our Series A preferred shares and our Amended and Restated Governing Provisions (Bylaws).

General

      We are authorized, under our Third Restated Declaration of Trust, to issue an unlimited number of our shares of beneficial interest. Our board of trustees is authorized, under our Third Restated Declaration of Trust, to provide for the issuance of shares of beneficial interest upon terms and conditions and pursuant to agreements as the board of trustees may determine and, further, to establish by resolution more than one class or series of shares of beneficial interest and to fix the relative rights and preferences of these different classes or series. The rights and preferences of any class or series of shares of beneficial interest will be stated in the resolution or resolutions establishing the terms of that class or series adopted by our board of trustees and will become part of our Third Restated Declaration of Trust. As of the date of this prospectus supplement, we do not have any preferred shares of beneficial interest outstanding.

      Our board of trustees has adopted articles supplementary to our Third Restated Declaration of Trust determining the terms of our Series A preferred shares. These articles supplementary authorize an unlimited number of shares designated 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value per share.

      When issued, our Series A preferred shares will be validly issued, fully paid and nonassessable.

      Unless redeemed, the Series A preferred shares have a perpetual term with no stated maturity date.

Ranking

      With respect to the payment of distributions and distribution of our assets and rights upon our liquidation, dissolution or winding up, whether voluntary or involuntary, our Series A preferred shares will rank:

•	senior to our common shares and to all other shares of beneficial interest that, by their terms, rank junior to our Series A preferred shares,

•	on a parity with all shares of beneficial interest that we issue, the terms of which specifically provide that those shares of beneficial interest rank on a parity with our Series A preferred shares, and

•	junior to all shares of beneficial interest issued by us whose senior ranking is consented to as described under “— Voting Rights” below.

We do not currently have any other shares of beneficial interest outstanding that rank on a parity with, or senior to, our Series A preferred shares.

Distributions

      Holders of our Series A preferred shares will be entitled to receive, when, as and if declared by our board of trustees, out of funds legally available for that purpose, cumulative quarterly cash distributions at the rate of 8.25% of the $25.00 liquidation preference per year (equivalent to an annual rate of $2.0625 per Series A preferred share). Distributions on our Series A preferred shares will accrue and be cumulative from and including the date of initial issuance or from and including the day immediately following the most recent date as to which distributions have been paid. Distributions will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, or, if not a business day, the succeeding business day (without interest for the intervening period). Distributions will accrue regardless of whether we have earnings, whether we have funds legally available for payment or whether the distributions are declared. The first distribution on our Series A preferred shares will be paid on June 30, 2004. Distributions will be computed on the basis of a 360-day year consisting of twelve 30-day months. Each payment of distributions will include distributions accrued to and including the date on which paid. Distributions will be payable to record holders of our Series A preferred shares as they appear in our records at the close of the business on the applicable record date, which will be the 15th day of the calendar month in which the applicable distribution payment date falls or such other date designated by our board of trustees for the payment of distributions that is not more than 30 nor less than 10 days prior to the distribution payment date.

      No full distributions will be authorized or paid or set apart for payment on any class or series of shares of beneficial interest ranking, as to distributions, on a parity with our Series A preferred shares unless all accrued distributions on our Series A preferred shares for all past distribution periods and the then current distribution period have been, or contemporaneously are, authorized and paid in full or a sum sufficient for the payment in full of such distributions is set apart for that payment. When distributions are not paid in full (or a sum sufficient for their full payment is not so set apart) on our Series A preferred shares and any other class or series of shares of beneficial interest ranking on a parity as to distributions with our Series A preferred shares, all distributions declared upon our Series A preferred shares and any other such shares of beneficial interest will be authorized pro rata so that the amount of distributions authorized per share on our Series A preferred shares and all other such shares of beneficial interest will in all cases bear to each other the same ratio that accrued and unpaid distributions per share on our Series A preferred shares and all other shares of beneficial interest bear to each other.

      Except as provided in the immediately preceding paragraph, unless all accrued distributions on our Series A preferred shares for all past distribution periods and the then current distribution period have been, or contemporaneously are, authorized and paid in full or a sum sufficient for the payment in full of such distributions is set apart for payment, no distributions (other than in the form of our common shares or any other shares of beneficial interest ranking junior to our Series A preferred shares as to distributions and upon our liquidation, dissolution or winding up, whether voluntary or involuntary) or other distribution will be authorized, paid or set aside for payment or made upon our common shares or any other shares of beneficial interest ranking junior to, or on a parity with, our Series A preferred shares as to distributions or upon our liquidation, dissolution or winding up, whether voluntary or involuntary, nor will any common shares or any other shares of beneficial interest ranking junior to or on a parity with our Series A preferred shares as to distributions or upon our liquidation, dissolution or winding up, whether voluntary or involuntary, be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares of beneficial interest) by us (except by conversion into or exchange for other shares of beneficial interest ranking junior to our Series A preferred shares as to distributions and upon our liquidation, dissolution or winding up, whether voluntary or involuntary, and except for the acquisition of shares of beneficial interest that have been designated as “excess shares” in accordance with the terms of our Third Restated Declaration of Trust).

      Distributions on our Series A preferred shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of the distributions and whether or not the distributions are authorized. Accrued but unpaid distributions on our Series A preferred shares will not bear interest and holders of our Series A preferred shares will not be entitled to any distributions in excess of full accrued distributions as described above. No distributions on our Series A preferred shares will be authorized by our board of trustees or will be paid or set apart for payment by us at such time as the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibits the authorization, payment or setting apart for payment or provides that the authorization, payment or setting apart for payment would constitute a breach of any agreement or a default under any agreement, or if the authorization, payment or setting apart for payment is restricted or prohibited by law.

      Any distribution payment made on our Series A preferred shares will first be credited against the earliest accrued but unpaid distribution due with respect to the shares which remains payable.

Liquidation Preference

      In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of our Series A preferred shares will be entitled to be paid out of our assets legally available for distribution to the holders of our shares of beneficial interest a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid distributions to and including the date of the liquidation, dissolution or winding up, before any distribution or payment may be made to the holders of our common shares or any other class or series of shares of beneficial interest issued by us ranking junior to our Series A preferred shares as to liquidation rights. In the event that, upon our liquidation, dissolution or winding up, whether voluntary or involuntary, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A preferred shares and the corresponding amounts payable on all other classes or series of shares of beneficial interest issued by us ranking on a parity with our Series A preferred shares as to liquidation rights, then the record holders of our Series A preferred shares and all other classes or series of shares of beneficial interest issued by us ranking on a parity with our Series A preferred shares as to liquidation rights will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of our Series A preferred shares will have no right or claim to any of our remaining assets.

      The record holders of our Series A preferred shares will be entitled to written notice of any liquidation, dissolution or winding up. Our consolidation or merger with or into any other trust, partnership, limited liability company, corporation or other entity, or the consolidated or merger of any other trust, partnership, limited liability company, corporation or other entity with or into us, will not be deemed to constitute our liquidation, dissolution or the winding up if, following the transaction, our Series A preferred shares remain outstanding as duly authorized shares of beneficial interest of us or any successor entity having the same rights and preferences as prior to the transaction.

Redemption at Our Option

      Our Series A preferred shares will not be redeemable at our option prior to April 26, 2009, except that in order to ensure that we remain qualified as a REIT for federal income tax purposes, our Series A preferred shares will be subject to the provisions of our Third Restated Declaration of Trust that provide that Series A preferred shares owned by a shareholder in excess of the ownership limit described in that document will be automatically designated “excess shares” and be transferred as described below under “— Restrictions on Ownership.”

      On or after April 26, 2009, we, at our option upon not less than 30 nor more than 60 days’ written notice, may redeem our Series A preferred shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid distributions thereon to and including the date of redemption (except as provided below), if any, and without interest. Unless all accrued distributions for all past distribution periods and the then current distribution period on all Series A preferred shares and any other of our shares of beneficial interest ranking on a parity with our Series A preferred shares as to distributions or upon our liquidation, dissolution or winding up, whether voluntary or involuntary, have been, or contemporaneously are, authorized and paid in full or a sum sufficient for the payment in full of such distributions is set apart for payment, no Series A preferred shares or other shares of beneficial interest ranking on a parity will be redeemed unless all outstanding Series A preferred shares and other shares of beneficial interest ranking on a parity are simultaneously redeemed. However, the foregoing will not prevent the purchase or acquisition of Series A preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A preferred shares and other shares of beneficial interest ranking on a parity. If fewer than all of the outstanding Series A preferred shares are to be redeemed, our Series A preferred shares to be redeemed will be determined pro rata (as nearly as practicable without creating fractional shares) or in such other equitable manner prescribed by our board of trustees that will not result in a violation of the restrictions specified below under “— Restrictions on Ownership.”

      We are required to give the holders of our Series A preferred shares prior written notice of redemption of our Series A preferred shares. Notice of redemption will be mailed by us, postage prepaid, not less than 30 days nor more than 60 days prior to the date fixed for redemption, addressed to the respective record holders of our Series A preferred shares to be redeemed at their respective addresses as they appear on our records. No failure to give such notice or defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any Series A preferred shares except as to the holder to whom notice was defective or not given. Each notice will state:

•	the date fixed for redemption;

•	the redemption price, including all accrued and unpaid distributions, if any;

•	the number of Series A preferred shares to be redeemed;

•	the time, place and manner in which the certificates evidencing our Series A preferred shares are to be surrendered for payment of the redemption price, including the steps that a holder should take with respect to any certificates that have been lost, stolen or destroyed or with respect to uncertificated shares; and

•	that distributions on the Series A preferred shares to be redeemed will cease to accrue from and after the redemption date and the shares will no longer be deemed outstanding.

If fewer than all of the outstanding Series A preferred shares are to be redeemed, the notice mailed to each holder will also specify the number of Series A preferred shares to be redeemed from each such holder and the method by which shares will be selected for redemption.

      On or after the redemption date, once a record holder of Series A preferred shares to be redeemed surrenders the certificates representing their Series A preferred shares at the place designated in the redemption notice, the redemption price of such Series A preferred shares, including any accrued and unpaid distributions payable, will be paid to the person who surrendered such certificates and each surrendered certificate will be canceled. In the event that fewer than all our Series A preferred shares represented by any certificate are to be redeemed, a new certificate will be issued representing the unredeemed Series A preferred shares.

      At our election, we may, prior to the redemption date, irrevocably deposit the redemption price (including accrued and unpaid distributions) of our Series A preferred shares called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of our Series A preferred shares to be redeemed will:

•	specify the office of such bank or trust company as the place of payment of the redemption price, and

•	direct such holders to surrender the certificates representing our Series A preferred shares at such place to receive payment of the redemption price (including all accrued and unpaid distributions to and including the redemption date).

Any monies deposited that remain unclaimed at the end of two years after the redemption date will be returned to us by such bank or trust company and after that time the holder must look to us for payment.

      Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series A preferred shares to be redeemed.

      If notice of redemption of any Series A preferred shares has been given and if the funds necessary for that redemption have been set apart by us in trust for the benefit of the holders of any Series A preferred shares so called for redemption, then from and after the redemption date distributions will cease to accrue on those Series A preferred shares, those Series A preferred shares will no longer be deemed outstanding, those Series A preferred shares will not thereafter be transferred (except with our consent) on our books and all rights of the holders of those Series A preferred shares will terminate, except the right to receive the redemption price (including all accrued and unpaid distributions to and including the redemption date).

      Our Series A preferred shares have no stated maturity date and will not be subject to any sinking fund.

Redemption at the Holder’s Option

      If at any time there has been a change in control (as defined below), each holder of Series A preferred shares will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of that holder’s Series A preferred shares. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday), we will redeem all Series A preferred shares the holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price will be $25.00 per share, plus accrued and unpaid distributions, if any, to and including the date of redemption.

      A “change in control” will have occurred if any of the following events have taken place:

•	any person, entity or affiliated group, other than us or any employee benefit plan sponsored by us, acquires more than 50% of the then outstanding common shares and shares of all other classes or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable,

•	the consummation of any merger or consolidation of us into another company, such that the holders of our common shares and shares of all other classes or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable immediately prior to such merger or consolidation hold less than 50% of the voting power of the securities of the surviving company or the parent of such surviving company, or

•	our liquidation, dissolution or winding up, whether voluntary or involuntary, or the sale or disposition of all or substantially all of our assets, such that after the transaction, the holders of our common shares and shares of all other classes or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable immediately prior to the transaction hold less than 50% of the voting securities of the acquiror or the parent of the acquiror.

      There is no precise, established definition of the term “all or substantially all of our assets” under applicable law and accordingly there may be uncertainty as to whether the foregoing provision would apply to a sale of less than all of our assets.

Voting Rights

      Except as indicated below, the holders of our Series A preferred shares will not have any voting rights other than as required by applicable law. On any matter on which our Series A preferred shares are entitled to vote, including any action by written consent, each Series A preferred share will be entitled to one vote.

      Whenever distributions payable on our Series A preferred shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of our Series A preferred shares (voting together as a class with holders of all other classes or series of shares of beneficial interest ranking on a parity with our Series A preferred shares as to distributions and upon our liquidation, dissolution or winding up, whether voluntary or involuntary, upon which like voting rights have been conferred and are exercisable) will be entitled to elect two additional trustees to serve on our board of trustees, who will be elected for one-year terms (subject to earlier termination as described below). Such election will be at a special meeting called by the record holders of at least 10% of the Series A preferred shares or the record holders of any other class or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable (or at our next special meeting or annual meeting if notice of such meeting is given less than 90 days before our next special meeting or annual meeting) and each subsequent annual meeting until all of the distributions on the Series A preferred shares and all other classes of our shares of beneficial interest upon which like voting rights have been conferred and are exercisable for the past distribution periods and the then current distribution period have been fully paid or authorized and a sum sufficient for payment thereof set aside in full. Election will require a vote of the holders of a majority of the Series A preferred shares and shares of all other classes or series of our shares of beneficial interest upon which like voting rights have been conferred and are exercisable then outstanding, voting as a single class. Upon such election, the size of our board of trustees will be increased by two trustees. If and when all such accumulated distributions have been paid on the Series A preferred shares and all other classes or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable, the term of office of each of the additional trustees so elected will terminate and the size of our board of trustees will be reduced accordingly. So long as a distribution default continues, any vacancy in the office of additional trustees elected as described in this paragraph may be filled by written consent of the other additional trustee who remains in office or, if no additional trustee remains in office, by a vote of the holders of a majority of the Series A preferred shares and shares of all other classes or series of our shares of beneficial interest upon which like voting rights have been conferred and are exercisable then outstanding, voting as a single class. Each of the trustees elected as described in this paragraph will be entitled to one vote on any matter.

      The affirmative vote or consent of the holders of at least two-thirds of the then outstanding Series A preferred shares and shares of each other class or series of shares of beneficial interest ranking on a parity with respect to the payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary, that is similarly affected, voting as a single class, will be required to:

•	authorize or create (including by reclassification), or increase the authorized or issued amount of, any class or series of shares of beneficial interest, or any obligation or security convertible into, exchangeable for or evidencing the right to purchase or otherwise acquire any shares of any class or series of shares of beneficial interest, that rank senior to those classes and series of our preferred shares of beneficial interest with respect to payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary; or

•	amend, alter or repeal the provisions of our Third Restated Declaration of Trust or the articles supplementary, whether by merger, consolidation, share exchange or otherwise, or consummate a merger, consolidation, share exchange or transfer involving us, in either case so as to materially and adversely affect any right, preference, privilege or voting power of the holders of the affected classes or series.

      With respect to any of the events described in the preceding paragraph, the occurrence of any such event will not be deemed to materially adversely affect any right, preference, privilege or voting power of any class or series of shares of beneficial interest or the holders of such shares if, immediately after any such event:

•	we are the surviving entity and there are no outstanding shares of beneficial interest ranking, as to the payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary, senior to the affected series or series or class or classes other than shares of beneficial interest outstanding immediately prior to such event the terms of which remain unchanged and remain outstanding and the terms of those shares of beneficial interest remain unchanged; or

•	we are not the surviving entity and as a result of the event, the holders of the affected series or series or class or classes receive shares of equity securities with preferences, rights and privileges substantially similar to the preferences, rights and privileges of the affected series or series or class or classes and there are no outstanding shares of equity securities of the surviving entity ranking, as to the payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary, senior to the affected series or series or class or classes other than equity securities issued in respect of shares of beneficial interest outstanding immediately prior to such event the terms of which are substantially similar to the terms immediately prior to such event.

      Except as may be required by law, holders of our Series A preferred shares will not be entitled to vote with respect to (i) the authorization or issuance of shares of beneficial interest ranking on a parity with or junior to our Series A preferred shares with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary; or (ii) any increase, decrease or issuance of any of our Series A preferred shares or other shares of beneficial interest ranking on a parity with or junior to our Series A preferred shares with respect to the payment of distributions and the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary. Except as provided above and required by law, the holders of Series A preferred shares are not entitled to vote on any merger or consolidation involving us, on any share exchange or on a sale of all or of substantially all of our assets.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required will be effected, all outstanding shares of Series A preferred shares have been redeemed or called for redemption and sufficient funds have been deposited in trust to effect the redemption.

Conversion

      Our Series A preferred shares are not convertible into or exchangeable for any other securities or property, except that, in limited circumstances, our Series A preferred shares may be automatically converted into or exchanged for excess shares. See “— Restrictions on Ownership.”

Restrictions on Ownership

      Our Third Restated Declaration of Trust contains provisions that are intended to help preserve our status as a REIT for federal income tax purposes. Specifically, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in our disqualification as a REIT under Section 856 of the Internal Revenue Code, including any transaction that would result in (i) a person owning shares of beneficial interest in excess of the ownership limit, which as of the date of this prospective supplement is 9.8%, in number or value, of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, (iii) us being closely held, or (iv) 50% or more of the fair market value of our shares of beneficial interest being held by persons other than United States persons, will be void ab initio. If such transaction is not void ab initio, then the shares of beneficial interest that are in excess of the ownership limit, that would cause us to be closely held, that would result in 50% or more of the fair market value of our shares of beneficial interest to be held by persons other than United States persons or that otherwise would result in our disqualification as a REIT, would automatically be exchanged for an equal number of “excess shares,” and these excess shares will be transferred to an “excess share trustee” for the exclusive benefit of the charitable beneficiaries named by our board of trustees.

      In such event, any distributions on excess shares will be paid to the excess share trust for the benefit of the charitable beneficiaries. The excess share trustee will be entitled to vote the excess shares, if applicable, on any matter. The excess share trustee may only transfer the excess shares held in the excess share trust as follows:

•	if Series A preferred shares were transferred to the excess share trustee due to a transaction or event that would have caused a violation of the ownership limit or would have caused us to be closely held then, at the direction of our board of trustees, the excess share trustee will transfer the excess shares to the person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held; or

•	if excess shares were transferred to the excess share trustee due to a transaction or event that would have caused persons other than United States persons to own more than 50% of the value of our shares of beneficial interest then, at the direction of our board of trustees, the excess share trustee will transfer the excess shares to the United States person who makes the highest offer for the excess shares and pays the purchase price.

We have certain rights to purchase excess shares from the excess share trustee and must have waived these rights prior to a transfer as described above.

Market

      The Series A preferred shares are a new issue of equity securities with no established trading market. Although our Series A preferred shares have been approved for listing on the NASDAQ National Market under the symbol “IRETP,” an active trading market for the Series A preferred shares may never develop or, if one develops, be maintained or provide any significant liquidity. As a result, if you decide to sell your Series A preferred shares, there may be either no or only a limited number of potential buyers. This, in turn, may reduce your ability to sell your Series A preferred shares and the price you may receive if you resell your Series A preferred shares. We cannot predict at what price our Series A preferred shares will trade, and that price may be less than their initial public offering price or liquidation value at any time.

Listing

      Our Series A preferred shares have been approved for listing on the NASDAQ National Market under the symbol “IRETP.”

Transfer Agent

      We will act as our own transfer agent, registrar and distribution disbursing agent with respect to our Series A preferred shares.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of our Series A preferred shares. This summary is based upon the provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code and administrative rulings and judicial decisions as of the date of this prospectus supplement. These authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

      This summary assumes that our Series A preferred shares are held by our shareholders as a capital asset, within the meaning of Section 1221 of the Internal Revenue Code. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to a shareholder’s particular circumstances. This discussion also does not address the tax consequences relevant to persons who receive special treatment under the federal income law, except to the extent discussed under the heading “— Taxation of Tax-Exempt Shareholders” and “— Taxation of Non-United States Shareholders” or where otherwise specifically noted. Shareholders receiving special treatment include, without limitation:

•	shareholders subject to the alternative minimum tax;

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	shareholders whose “functional currency” is not the United States dollar;

•	persons that will hold our Series A preferred shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	“S” corporations;

•	expatriates;

•	REITs or regulated investment companies;

•	shareholders who own at least 10% of the voting power or value of our shares of beneficial interest; or

•	shareholders who will acquire their Series A preferred shares as a result of the exercise of an employee stock option or otherwise as compensation.

      If a partnership holds our Series A preferred shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Series A preferred shares, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our Series A preferred shares.

      This discussion does not address any aspects of United States federal income taxation relating to us or our election to be taxed as a REIT. A summary of certain United States federal income tax considerations is set forth in the accompanying prospectus under the heading “Certain Tax Considerations.” You are urged to consult your tax advisor regarding the tax consequences to you of:

•	the acquisition, ownership and sale of our Series A preferred shares, including the federal, state, local, foreign and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in the tax laws.

Distributions

      Distributions made to holders of our Series A preferred shares out of current or accumulated earnings and profits, other than capital gain dividends discussed below, will be taxed to the holders of our Series A preferred shares as ordinary income. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of shareholders that are corporations. The amount of our earnings and profits at any time will depend upon our future actions and financial performance. For purposes of determining whether distributions to holders of Series A preferred shares are out of current or accumulated earnings and profits, our earnings and profits for the year will be allocated first to distributions on our outstanding Series A preferred shares and then to any distributions on our outstanding common shares.

      To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, the distribution will be treated as a nontaxable return of capital and will be applied against and reduce a shareholder’s adjusted tax basis in our Series A preferred shares, but not below zero. The reduction in tax basis will increase the amount of any gain, or reduce the amount of any loss, which a shareholder would otherwise realize on the sale or other taxable disposition of our Series A preferred shares. If the distribution exceeds both our current and accumulated earnings and profits and a shareholder’s adjusted tax basis in its Series A preferred shares, the excess will be treated as capital gain. The capital gain will be long-term capital gain if the shareholder has held such Series A preferred shares for more than one year at the time of the distribution.

      Distributions we authorized in October, November and December of any year and payable to a holder of record of our Series A preferred shares on a specified date in any of these months will be treated as both made by us and received by our shareholders on December 31 of that year, provided we actually make the distribution on or before January 31 of the following year. Holders of our Series A preferred shares may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends

      Distributions that we properly designate as capital gain dividends will be taxable to the taxable holders of our Series A preferred shares as gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year, without regard to the period for which such non-corporate shareholder has held its Series A preferred shares. If we properly designate any portion of a distribution as a capital gain dividend, then a portion of the total capital gain dividends paid or made available to holders of all classes and series of our shares of beneficial interest for the year will be allocable to the holders of our Series A preferred shares in proportion to the amount that our total dividends, as determined for United States federal income tax purposes, paid or made available to the holders of our Series A preferred shares for the year bears to the total dividends, as determined for United States federal income tax purposes, paid or made available to holders of all classes and series of our shares of beneficial interest for the year.

Retention of Net Long-Term Capital Gains

      We may elect to retain our net long-term capital gains, rather than distribute them through a capital gain dividend. If we do so, and to the extent we so designate, a holder of our Series A preferred shares generally will:

•	include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the shareholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its Series A preferred shares by the difference between the amount of includable gains and the tax it was deemed to have been paid; and

•	in the case of a shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains as required by Treasury Regulations to be prescribed by the Internal Revenue Service.

Passive Activity Losses and Investment Interest Limitations

      Distributions we make and gain arising from the sale or exchange by a holder of our Series A preferred shares will not be treated as passive activity income. As a result, shareholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitations. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon your particular situation.

Sale or Other Taxable Disposition

      A shareholder who sells or otherwise disposes of Series A preferred shares in a taxable transaction will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property the shareholder receives and the shareholder’s adjusted tax basis in the Series A preferred shares sold. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shareholder’s holding period for the Series A preferred shares sold exceeds one year. However, if you receive distributions from us that are treated as long-term capital gain with respect to Series A preferred shares that you have held for six months or less and you dispose of such Series A preferred shares before having held them a full six months, any loss that you recognize will be treated as long-term capital loss to the extent of the capital gain dividends you received. The deductibility of capital losses is subject to limitation.

Redemption of Series A Preferred Shares

      A redemption of our Series A preferred shares will be treated under Section 302 of the Internal Revenue Code as a dividend that is taxable at ordinary income tax rates (to the extent of our current and accumulated earnings and profits) unless the redemption satisfies certain tests set forth in Section 302(b) of the Internal Revenue Code, under which the redemption would be treated as a sale or exchange. A redemption satisfy such tests if it (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a “complete termination” of the shareholder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests are met, the shareholder may be treated as owing shares that are actually owned by other under certain constructive ownership rules set forth in the Internal Revenue Code.

      A redemption generally will be considered “not essentially equivalent to a dividend” if it results in a meaningful reduction in such shareholder’s interest in us. This should be the case if the shareholder’s proportionate actual and constructive ownership interest is reduced, the shareholder’s relative interest in us is minimal and the shareholder exercises no control over our business affairs. Because the determination as to whether any of Section 302(b)’s tests will be satisfied with respect to any particular redemption of Series A preferred shares depends upon the facts and circumstances at the time of the redemption, prospective investors are advised to consult their tax advisors to determine the possible tax treatment of any redemption.

      If a redemption of our Series A preferred shares is not taxed as a dividend to a particular shareholder, it will be treated, as to that shareholder, as a taxable sale or exchange. The shareholder will realize capital gain or loss based on the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid distributions, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (ii) the shareholder’s adjusted tax basis in our Series A preferred shares that were redeemed. The capital gain or loss will be “long-term” if the holding period of the redeemed Series A preferred shares exceeds one year.

Reporting to the Internal Revenue Service and Backup Withholding

      We will report to our shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding, currently at the rate of 28%, with respect to dividends paid, unless such shareholder: (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies that he or she is exempt from backup withholding and other wise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain dividends to any shareholder who fails to certify its non-foreign status to us.

Taxation of Tax-Exempt Shareholders

      Amounts distributed as “dividends” by a qualified REIT generally do not constitute unrelated business taxable income, or UBTI, when received by a tax-exempt entity. As a consequence, the dividend income received from us by a tax-exempt entity, including a qualified pension or profit sharing (including a 401(k) trust or an IRA), should not be UBTI to the tax-exempt entity, provided that (a) the tax-exempt entity has not held its securities as “debt-financed property” within the meaning of the Internal Revenue Code, and (b) the securities are not otherwise used in an unrelated trade or business of the tax-exempt entity.

      With respect to tax-exempt entities that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to deduct amounts set aside or placed in reserve for certain specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set-aside” and reserve requirements.

      Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” will be treated as unrelated business taxable income to some trusts that hold more than 10%, by value, of the interests of a REIT. A REIT will not be a “pension held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts. As a result of limitations on the transfer and ownership of shares of beneficial interest contained in our Third Restated Declaration of Trust, we do not expect to be classified as a “pension-held REIT,” and, as a result, the tax treatment described in this paragraph should be inapplicable to the holders of our Series A preferred shares.

Taxation of Non-United States Shareholders

      The preceding discussion does not address the rules governing federal income taxation of the ownership and disposition of our Series A preferred shares by persons that are non-United States shareholders. When we use the term “non-United States shareholder,” we mean a holder of our Series A preferred shares who is not:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any state or in the District of Columbia unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate which is required to pay United States federal income tax regardless of the source of its income; or

•	a trust whose administration is under the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

      Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, will not be considered United States shareholders of our shares of beneficial interest. In general, non-United States shareholders may be subject to special tax withholding requirements on dividends from us and with respect to their sale or other disposition of our Series A preferred shares, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-United States shareholder’s country. A non-United States shareholder who is a holder of record of our Series A preferred shares and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-United States shareholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of our Series A preferred shares, including the federal income tax treatment of dispositions of interests in and the receipt of dividends from us.

UNDERWRITING

      D.A. Davidson & Co. is acting as the representative of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed severally to purchase, and we have agreed to sell to each underwriter, the number of Series A preferred shares set forth opposite the underwriter’s name below:

Number of Series A
Underwriter	Preferred Shares

D.A. Davidson & Co.	960,000
Howe Barnes Investments, Inc.	20,000
Stifel, Nicolaus & Company Incorporated	20,000

Total	1,000,000

      The underwriters are obligated to purchase all of our Series A preferred shares offered by this prospectus (other than the Series A preferred shares subject to the over-allotment option described below) if they purchase any Series A preferred shares.

      The underwriters are offering the Series A preferred shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      At our request, the underwriters have reserved up to 52,000 shares of the Series A preferred shares for sale, at the initial public offering price, to our employees, officers, directors and business associates through a directed share program. The number of Series A preferred shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. We cannot assure you that any of the reserved shares will be purchased. The underwriters will offer any reserved shares not purchased through the directed share program to the general public on the same basis as other Series A preferred shares.

      We have agreed to indemnify the underwriters against liabilities arising from this offering, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      We have granted an option to the underwriters to purchase up to 150,000 additional Series A preferred shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount plus accrued distributions from and including the initial closing date of this offering. The underwriters may exercise this option, in whole or part, at any time within 30 days after the date of this prospectus solely to cover over-allotments, if any.

      The underwriters propose to offer the Series A preferred shares directly to the public at the public offering price stated on the cover page of this prospectus and to certain dealers at that price less a concession not to exceed $0.50 per share. The underwriters may allow, and those dealers may reallow, a concession not to exceed $0.45 per share on sales to other underwriters and dealers. After the initial offering to the public, the public offering price and other selling terms may be changed.

      The following table shows the public offering price, underwriting discount and proceeds to us before expenses. The information assumes no exercise or full exercise, as the case may be, of the underwriters’ over-allotment option.

		Without Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$25.0000	$25,000,000	$28,750,000 (1)
Underwriting discount	$0.9375	$937,500	$1,078,125
Proceeds, before expenses, to us	$24.0625	$24,062,500	$27,671,875

(1)	Plus accrued distributions from and including the initial closing date of this offering.

      In addition to the underwriting fees, we have agreed to pay the representatives a non-accountable expense allowance of $100,000. We estimate that the total expenses of the offering, excluding the underwriting discount and commissions (but including the expense allowance), will be approximately $345,000.

      The Series A preferred shares are a new issue of securities with no established trading market. Our Series A preferred shares have been approved for listing on the NASDAQ National Market under the symbol “IRETP.” However, an active trading market for our Series A preferred shares may never develop or, if one develops, be maintained or provide any significant liquidity. The underwriters have advised us that they intend to make a market in our Series A preferred shares. However, they are not obligated to do so and may discontinue any market-making activity with respect to our Series A preferred shares at any time without notice.

      In connection with the offering, the underwriters and their affiliates may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of our Series A preferred shares, including transactions in which the underwriters:

•	create a short position for their own account by selling more Series A preferred shares than they are committed to purchase from us in this offering, in which case they may purchase Series A preferred shares in the open market to cover all or part of the short position; or

•	bid for or purchase Series A preferred shares at a price above that which might otherwise prevail in the public market to peg, fix or maintain the price of the Series A preferred shares.

      The underwriters also may reclaim selling concessions allowed to an underwriter or dealer in the offering if the underwriters repurchase Series A preferred shares originally distributed by that underwriter or dealer to cover syndicate short positions, make stabilizing purchases or otherwise.

      Any of these activities may prevent or retard a decline in the market price of the Series A preferred shares or cause the market price to be higher than it otherwise would be. The underwriters may conduct these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      In the ordinary course of their respective businesses, certain of the underwriters have provided, and in the future may provide, investment banking services to us or our affiliates for which they would be paid customary fees and commissions.

      John F. Decker, a member of our board of trustees, is an employee of D.A. Davidson & Co. Neither D.A. Davidson & Co. nor any other underwriter, however, has any right to designate or nominate a member or members of our board of trustees and Mr. Decker was not so designated or nominated.

LEGAL MATTERS

      The validity of our Series A preferred shares offered by this prospectus supplement, the federal and state tax aspects of the organization and operation of us and IRET Properties and other legal matters will be passed upon for us by Pringle & Herigstad, P.C., Minot, North Dakota.

EXPERTS

      The consolidated financial statements incorporated into this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended April 30, 2003, have been included herein in reliance on the reports of Brady Martz & Associates, P.C., Minot, North Dakota, independent accountants, given on the authority of that firm as experts in accounting and auditing.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated into this prospectus supplement and the accompanying prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements about our intention to invest in properties that we believe will increase in income and value; our belief that the real estate markets in which we invest will continue to perform well; our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

      Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause our actual results to differ materially from the expectations reflected in our forward-looking statements include:

•	the economic health of the markets in which we own and operate multi-family and commercial properties, in particular, the states of Minnesota and North Dakota, or other markets in which we may invest in the future;

•	the economic health of our commercial tenants;

•	market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;

•	our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;

•	the level and volatility of prevailing market interest rates and the pricing of our shares of beneficial interest;

•	financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;

•	our ability to timely complete and lease-up properties under construction;

•	compliance with applicable laws, including those concerning the environment and access by persons with disabilities; and

•	the availability and cost of casualty insurance for losses caused by terrorist acts.

      In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

PROSPECTUS

Investors Real Estate Trust

$150,000,000

Shares of Beneficial Interest
Preferred Shares of Beneficial Interest

        We may from time to time offer and sell: (i) our shares of beneficial interest, no par value, and (ii) in one or more classes or series, our preferred shares of beneficial interest, no par value, all with an aggregate public offering price of up to $150,000,000, on terms to be determined at the time of the offering. In this prospectus, we refer to our shares of beneficial interest as our common shares, we refer to our preferred shares of beneficial interest as our preferred shares and we refer to our common shares and our preferred shares collectively as our securities. Our securities may be offered, separately or together, in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus (each, a prospectus supplement). The aggregate public offering price and terms of the securities will be determined by market conditions at the time the securities are offered.

      The specific terms of any securities we sell and the terms on which we are offering such securities will be set forth in a prospectus supplement. The specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes. The applicable prospectus supplement will also contain information, where applicable, about federal income tax considerations relating to, and any listing on a securities exchange of, the securities offered by the prospectus supplement. The applicable prospectus supplement may also add to, update or change information contained in this prospectus. You should carefully read this prospectus and any applicable prospectus supplement, together with the addition information described under the heading “Where You Can Find More Information,” before you invest in any of our securities.

      We may sell the securities offered by this prospectus directly, through agents designated by us from time to time, or to or through underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of any of our securities, their names and any applicable purchase price, fee, commission or discount arrangements, between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

      None of our securities may be sold without delivery of a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 2, 2004.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The documents listed below have been filed by us under the Securities Exchange Act of 1934 with the Securities and Exchange Commission and are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2004;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2003;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 24, 2003;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2004, and amended on March 8, 2004;

•	The description of our common shares contained in our Registration Statement on Form 10 (File No. 0-14851), dated July 29, 1986, as amended by the Amended Registration Statement on Form 10, dated December 17, 1986, and the Second Amended Registration Statement on Form 10, dated March 12, 1987.

      We also incorporate by reference into this prospectus all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the sale of our securities offered by this prospectus.

      This means that important information about us appears or will appear in these documents and will be regarded as appearing in this prospectus. To the extent that information appearing in a document filed later is inconsistent with prior information, the later statement will control and the prior information, except as modified or superseded, will no longer be a part of this prospectus.

      We will provide copies of all documents that are incorporated by reference into this prospectus and any applicable prospectus supplement (not including the exhibits other than exhibits that are specifically incorporated by reference) without charge to each person who so requests in writing or by calling us at the following address and telephone number:

Investors Real Estate Trust

12 South Main Street
Minot, N.D. 58701
Attn: Michael A. Bosh, Secretary and General Counsel
(701) 837-4738

i

IRET

      We are a self-advised equity real estate investment trust or REIT organized under the laws of North Dakota. Our business consists of owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties, with such properties located primarily in the upper Midwest states of Minnesota and North Dakota.

      Our multi-family residential properties include apartment buildings, complexes and communities. Our commercial properties include office buildings, retail stores and centers, industrial facilities and health care properties, such as clinics and assisted living centers. These commercial properties are typically leased to tenants under long term lease arrangements.

      We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code. We operate in connection with an umbrella partnership real estate investment trust or an UPREIT, of which we are the general partner, and we conduct our day-to-day business operations through our operating partnership, IRET Properties, a North Dakota Limited Partnership. Our principal executive office is located at 12 South Main, Minot, North Dakota 58701 and our telephone number is (701) 837-4738.

USE OF PROCEEDS

      Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from any sale of our securities for general business purposes, including the acquisition, development, renovation, expansion or improvement of income-producing real estate properties. Pending such use, the net proceeds may be invested in short-term income-producing investments, such as United States Treasury Bonds with terms of six months or less.

DESCRIPTION OF COMMON SHARES

      General. Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of our common shares. As of January 15, 2004, (i) there were 40,777,066 of our common shares outstanding and 11,382,713 of our common shares to be issued upon conversion of previously issued limited partnership units, (ii) we had no classes or series of shares other than our common shares, and (iii) there were no warrants, options or other contractual arrangements, other than the limited partnership units, requiring the issuance of our common shares or any other shares.

      The description of our common shares set forth below is in all respects subject to, and qualified in its entirety by reference to, the applicable provisions of our Third Restated Declaration of Trust, including any applicable amendments, and our Second Restated Trustees’ Regulations (Bylaws), including any applicable amendments. The description of our common shares is also subject to any terms specified in any applicable prospectus supplement. All of our common shares offered by this prospectus will be duly authorized, fully paid and nonassessable.

      Voting Rights. Subject to the provisions of our Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, our common shares have non-cumulative voting rights at the rate of one vote per common share on all matters submitted to the shareholders, including the election of members of our Board of Trustees.

      Our Third Restated Declaration of Trust generally provides that whenever any action is to be taken by the holders of our common shares, such action will be authorized by a majority of the holders of our common shares present in person or by proxy at a meeting at which a quorum is present, except as otherwise required by law, our Third Restated Declaration of Trust or our Second Restated Trustees’ Regulations (Bylaws). Our Third Restated Declaration of Trust further provides the following:

(i) that the following actions will be authorized by the affirmative vote of the holders of our common shares holding common shares possessing a majority of the voting power of our common shares then outstanding and entitled to vote on such action:

•	our termination;

•	our merger with or into another entity;

•	our consolidation with one or more other entities into a new entity;

•	the disposition of all or substantially all of our assets; and

•	the amendment of the Third Restated Declaration of Trust.

(ii) that a member of our Board of Trustees may be removed with or without cause by the holders of our common shares by the affirmative vote of not less than two-thirds of our common shares then outstanding and entitled to vote on such matter.

Our Third Restated Declaration of Trust also permits our Board of Trustees, by a two-thirds vote and without any action by the holders of our common shares, to amend our Third Restated Declaration of Trust from time to time as necessary to enable us to continue to qualify as a real estate investment trust under the Internal Revenue Code.

      Dividend, Distribution, Liquidation and Other Rights. Subject to the preferential rights of any preferred shares that we may issue in the future and the provisions of the Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, holders of our common shares are entitled to receive dividends on their common shares if, as and when authorized and declared by the Board of Trustees and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities. Our common shares have equal dividend, distribution, liquidation and other rights. Our common shares have no preference, conversion, exchange, sinking fund or redemption rights.

      Ownership and Transfer Restrictions. Our common shares are fully transferable and alienable subject only to certain restrictions set forth in our Third Restated Declaration of Trust that are intended to help preserve our status as a REIT for federal income tax purposes. Then, more specifically, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus is 9.8%, in number or value, of our outstanding securities, (ii) less than 100 people owning our securities, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (iv) 50% or more of the fair market value of our securities being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, or (v) our disqualification as a REIT under Section 856 of the Internal Revenue Code, will be void ab initio. If any such transaction is not void ab initio, then the securities in excess of the ownership limit, that cause us to be closely held, that result in 50% or more of the fair market value of our securities being held by persons other than United States persons or that result in our disqualification as a REIT, would automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our Board of Trustees.

      In such event, any dividends on excess shares will be paid to the excess share trust for the benefit of the charitable beneficiaries. The excess share trustee will be entitled to vote the excess shares, if applicable, on any matter. The excess share trustee may only transfer the excess shares held in the excess share trust as follows: (i) at the direction of our Board of Trustees to a person whose ownership of our securities would not violate the ownership limit; (ii) if securities were transferred to the excess share trustee due to a transaction or event that would have caused a violation of the ownership limit or would have caused us to be closely held, the excess share trustee will transfer the excess shares to the person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held; and (iii) if excess shares were transferred to the excess share trustee due to a transaction or event that would have caused persons other than United States persons to own more than 50% of the value of our securities, the excess share trustee will transfer the excess shares to the United States person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held.

      When the excess share trustee makes any transfer, the person whose shares were exchanged for excess shares will receive (i) the lesser of (A) the price paid by such person or, if such person did not give value for the securities, the market price of the securities on the day the securities were exchanged for excess shares, and (B) the price received by the excess share trust for securities, minus (ii) any dividends received by the person whose shares were exchanged for excess shares that such person was under an obligation to pay over to the excess share trustee but has not repaid at the time of the distribution of proceeds, and minus (iii) any compensation for or expense of the excess share trustee.

      Transfer Agent and Registrar. We act as our own transfer agent and registrar with respect to our common shares.

DESCRIPTION OF PREFERRED SHARES

      Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of preferred shares. No preferred shares were outstanding as of the date of this prospectus. Our Board of Trustees has the authority, under our Third Restated Declaration of Trust, to establish by resolution more than one class or series of preferred shares and to fix the number and relative rights and preferences of such different classes or series of preferred shares without any further vote or action by our shareholders. Unless otherwise designated in our Third Restated Declaration of Trust, all series of our preferred shares will constitute a single class of our preferred shares.

      The following description of our preferred shares sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate. The statements below describing our preferred shares are in all respects subject to, and qualified in their entirety by reference to, our Third Restated Declaration of Trust, our Second Restated Trustees’ Regulations (Bylaws), any applicable designating amendment to our Third Declaration of Trust establishing terms of a class or series of our preferred shares and any applicable prospectus supplement. Our preferred shares, when issued and delivered against payment for such shares, will be fully paid and nonassessable.

General

      As our Board of Trustees has the power to establish the rights and preferences of each class or series of our preferred shares, our Board of Trustees may afford the holders of any class or series of our preferred shares rights and preferences, voting or otherwise, senior to the rights of holders of our common shares. The issuance of classes or series of preferred shares could have the effect of delaying or preventing a change of control that might involve a premium price for shareholders or otherwise be in their best interest.

      The rights and preferences of each class or series of our preferred shares will be fixed by a designating amendment relating to the class or series. A prospectus supplement, relating to each class or series, will specify the terms of our preferred shares as follows:

•	the title and stated value of our preferred shares;

•	the number of our preferred shares offered, the liquidation preference per share and the offering price of our preferred shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to our preferred shares;

•	the date from which dividends on our preferred shares will accumulate, if applicable;

•	the procedures for any auction and remarketing, if any, for our preferred shares;

•	the provision for a sinking fund, if any, for our preferred shares;

•	the provision for redemption, if applicable, of our preferred shares;

•	any listing of our preferred shares on any securities exchange or association;

•	the transfer agent and registrar for our preferred shares;

•	the terms and conditions, if applicable, upon which our preferred shares will be convertible into our common shares, including the conversion price (or manner of calculation) and conversion period;

•	a discussion of certain material federal income tax considerations applicable to our preferred shares;

•	the relative ranking and preferences of our preferred shares as to dividend rights and rights upon our liquidation, dissolution or winding up;

•	any limitation on issuance of any class or series of our preferred shares ranking senior to or on a parity with the class or series of preferred shares as to dividend rights and rights upon our liquidation, dissolution or winding up;

•	any limitations on direct or beneficial ownership and restrictions on transfer of our preferred shares, in each case as may be appropriate to preserve our status as a REIT; and

•	any other specific terms, preferences, rights, limitations or restrictions of our preferred shares.

Rank

      Unless otherwise specified in the applicable prospectus supplement, our preferred shares will, with respect to rights to the payment of dividends and distribution of our assets and rights upon our liquidation, dissolution or winding up, rank (i) senior to our common shares and all other equity securities the terms of which provide that such equity securities are junior to our preferred shares; (ii) on a parity with all equity securities other than those referred to in clauses (i) and (iii); and (iii) junior to all equity securities the terms of which provide that such equity securities will rank senior to our preferred shares.

Dividends

      Holders of our preferred shares will be entitled to receive, when, as and if authorized by our Board of Trustees and declared by us, out of our assets legally available for payment, cash dividends at rates and on dates as will be set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear in our records on the record dates as will be fixed by our Board of Trustees.

      Dividends on any class or series of our preferred shares may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable prospectus supplement. If our Board of Trustees fails to authorize a dividend payable on a dividend payment date on any class or series of our preferred shares for which dividends are noncumulative, then the holders of that class or series of our preferred shares will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that class or series are declared payable on any future dividend payment date.

      If any class or series of our preferred shares are outstanding, no full dividends will be authorized or paid or set apart for payment on any other class or series of our preferred shares ranking, as to dividends, on a parity with or junior to that class or series of our preferred shares for any period unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment,

      When dividends are not paid in full (or a sum sufficient for their full payment is not so set apart) upon any class or series of our preferred shares and any other class or series of our preferred shares ranking on a parity as to dividends with that class or series of our preferred shares, all dividends declared upon that class or series of preferred shares and any other class or series of our preferred shares ranking on a parity as to dividends with those preferred shares will be authorized pro rata so that the amount of dividends authorized per share on that class or series of preferred shares and that other class or series of our preferred shares will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on that class or series of our preferred shares (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if those preferred shares do not have a cumulative dividend) and that other class or series of our preferred shares bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on our preferred shares of that series that may be in arrears.

      Except as provided in the immediately preceding paragraph, unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, no dividends (other than in our common shares or other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up) will be authorized or paid or set aside for payment, no other distribution will be authorized or made upon our common shares or any other equity securities ranking junior to or on a parity with our preferred shares of that class or series as to dividends or upon liquidation, and no common shares or other equity securities ranking junior to or on a parity with our preferred shares of such class or series as to dividends or upon our liquidation, dissolution or winding up will be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares) by us (except by conversion into or exchange for other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up).

      Any dividend payment made on a class or series of our preferred shares will first be credited against the earliest accrued but unpaid dividend due with respect to shares of that class or series which remains payable.

Redemption

      If the applicable prospectus supplement so states, our preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case on the terms, at the times and at the redemption prices set forth in that prospectus supplement.

      The prospectus supplement relating to a class or series of our preferred shares that is subject to mandatory redemption will specify the number of our preferred shares that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if our preferred shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for any class or series of our preferred shares is payable only from the net proceeds of the issuance of our common shares or other equity securities, the terms of our preferred shares may provide that, if no such common shares or other equity securities have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, that our preferred shares will automatically and mandatorily be converted into our common shares or other equity securities, as applicable, pursuant to conversion provisions specified in the applicable prospectus supplement.

      None of our preferred shares of any class or series will be redeemed unless all outstanding shares of that class or series of our preferred shares are simultaneously redeemed; provided, however, that the foregoing will not prevent the purchase or acquisition of our preferred shares of that class or series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of that class or series of our preferred shares.

      In addition, unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, we will not purchase or otherwise acquire directly or indirectly any of our preferred shares of that class or series (except by conversion into or exchange for common shares or other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up).

      If fewer than all of the outstanding shares of any class or series of our preferred shares are to be redeemed, the number of shares to be redeemed will be determined by us and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by those holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us that will not result in the issuance of any excess shares.

      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of any class or series of our preferred shares to be redeemed at the address shown in our records. Each notice will state:

•	the redemption date;

•	the number of shares and class or series of our preferred shares to be redeemed;

•	the redemption price;

•	the place or places where certificates for our preferred shares are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on that redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to those shares will terminate.

      If fewer than all of shares of any class or series of our preferred shares are to be redeemed, the notice mailed to each holder thereof will also specify the number of shares to be redeemed from each holder. If notice of redemption of any of our preferred shares has been given and if the funds necessary for that redemption have been set apart by us in trust for the benefit of the holders of any of our preferred shares so called for redemption, then from and after the redemption date dividends will cease to accrue on those shares, those shares will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price.

Liquidation Preference

      Upon our voluntary or involuntary liquidation, dissolution or winding up, then, before any distribution or payment will be made to the holders of our common shares or other equity securities ranking junior to that class or series of our preferred shares in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each class or series of our preferred shares will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid on such preferred shares (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if that class or series of preferred shares does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of that class or series of our preferred shares will have no right or claim to any of our remaining assets. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that class or series of our preferred shares and the corresponding amounts payable on all shares of other classes or series of shares ranking on a parity with that class or series of our preferred shares in the distribution of assets upon our liquidation, dissolution or winding up, then the holders of that class or series of our preferred shares and all other classes or series of shares will share ratably in that distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions have been made in full to all holders of shares of that class or series of our preferred shares, our remaining assets will be distributed among the holders of our common shares and other equity securities ranking junior to that class or series of our preferred shares upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For those purposes, neither our consolidation or merger with or into any other corporation, trust or other entity, nor the sale, lease, transfer or conveyance of all or substantially all of our property or business, will be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

      Except as otherwise described below, as otherwise required by law or as indicated in the applicable prospectus supplement, holders of our preferred shares will not have any voting rights. Whenever dividends on any class or series of our preferred shares are in arrears for six or more quarterly periods, regardless of whether those quarterly periods are consecutive, the holders of that class or series of our preferred shares (voting separately as a class with all other classes or series of our preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to our Board of Trustees (and our entire Board of Trustees will be increased by two trustees) until (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period.

      Unless otherwise provided for any class or series of our preferred shares, so long as any preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each class or series of our preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (that class or series voting separately as a class):

(i) authorize or create, or increase the authorized or issued amount of, any class or series of our preferred shares ranking senior to that class or series of our preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our equity securities into equity securities that rank senior to those preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or create, authorize or issue any obligation or equity security convertible into or evidencing the right to purchase any equity securities that rank senior to those preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up; or

(ii) amend, alter or repeal the provisions of our Third Restated Declaration of Trust, including any applicable amendments and designating amendments, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of that class or series of our preferred shares; provided, however, that any increase in the amount of the authorized preferred shares or the authorization or issuance of any other equity securities, or any increase in the number of authorized shares of that class or series of our preferred shares or any other equity securities, in each case ranking on a parity with or junior to any class or series of our preferred shares with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect those rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which that vote would otherwise be required to be effected, all outstanding shares of that class or series of our preferred shares has been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably deposited in trust to effect that redemption.

Conversion Rights

      The terms and conditions, if any, upon which any class or series of our preferred shares are convertible into our common shares or other equity securities will be set forth in the applicable prospectus supplement. Such terms will include the number of common shares or other equity securities into which our preferred shares are convertible, the conversion price (or manner of calculation of the conversion price), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of that class or series of our preferred shares, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of that class or series of our preferred shares.

Restrictions on Ownership

      Our preferred shares are fully transferable and alienable subject only to certain restrictions to be set forth in the applicable designating amendment to our Third Restated Declaration of Trust, which are intended to help preserve our status as a REIT for federal income tax purposes. Then, more specifically, such designating amendment will provide that any transaction in our preferred shares, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus is 9.8%, in number or value, of the outstanding securities, (ii) less than 100 people owning our securities, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (iv) 50% or more of the fair market value of our securities being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, or (v) our disqualification as a REIT under Section 856 of the Internal Revenue Code, will be void ab initio. If any such transaction is not void ab initio, then the securities in excess of the ownership limit, that cause us to be closely held, that result in 50% or more of the fair market value of our securities being held by persons other than United States persons or that result in our disqualification as a REIT, would automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our Board of Trustees.

      In such event, any dividends on excess shares will be paid to the excess share trust for the benefit of the charitable beneficiaries. The excess share trustee will be entitled to vote the excess shares, if applicable, on any matter. The excess share trustee may only transfer the excess shares held in the excess share trust as follows: (i) at the direction of our Board of Trustees to a person whose ownership of our securities would not violate the ownership limit; (ii) if securities were transferred to the excess share trustee due to a transaction or event that would have caused a violation of the ownership limit or would have caused us to be closely held, the excess share trustee will transfer the excess shares to the person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held; and (iii) if excess shares were transferred to the excess share trustee due to a transaction or event that would have caused persons other than United States persons to own more than 50% of the value of our securities, the excess share trustee will transfer the excess shares to the United States person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held.

      When the excess share trustee makes any transfer, the person whose shares were exchanged for excess shares will receive (i) the lesser of (A) the price paid by such person or, if such person did not give value for the securities, the market price of the securities on the day the securities were exchanged for excess shares, and (B) the price received by the excess share trust for securities, minus (ii) any dividends received by the person whose shares were exchanged for excess shares that such person was under an obligation to pay over to the excess share trustee but has not repaid at the time of the distribution of proceeds, and minus (iii) any compensation for or expense of the excess share trustee.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

      Our ratios of earnings to combined fixed charges and preferred share dividends for the fiscal years ended April 30, 2003, 2002, 2001, 2000 and 1999 were 1.42x, 1.46x, 1.41x, 1.46x and 1.50x, respectively. Our ratio of earnings to combined fixed charges and preferred share dividend requirements for the six-months ended October 31, 2003, was 1.35x. As of the date of this prospectus, we do not have any preferred shares outstanding.

      For the purpose of computing this ratio, earnings have been calculated by adding pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries, plus fixed charges (excluding capitalized interest). Fixed charges consist of mortgage and loan interest expense, whether expensed or capitalized, the amortization of debt expense and capitalized interest.

CERTAIN TAX CONSIDERATIONS

Considerations Regarding IRET and its Shareholders

      Federal Income Taxation. Since our organization, we have operated in a manner intended to qualify us as a REIT under sections 856-858 of the Internal Revenue Code. Under these sections of the Internal Revenue Code, a REIT that meets certain requirements will not be subject to Federal income tax with respect to income that it distributes to its shareholders. Rather, all such income will be taxed at the shareholder level. In order to be considered a REIT for purposes of the Federal income tax laws, we must continue to meet the requirements of those sections of the Internal Revenue Code, including the following:

(i) At the end of each fiscal quarter, at least 75% of the value of our total assets must consist of real estate, cash and cash items (including receivables) and government securities. As to non-real estate investments, which may not exceed 25% of our total assets, the securities that we own in any one issuer (other than a taxable REIT subsidiary) may not represent more than 5% of the value of our assets or more than 10% of the total value or voting power of that issuer.

(ii) At least 75% of our gross income for the taxable year must be derived from real estate rents or mortgages or other specified real estate related activities.

(iii) Beneficial ownership of our securities must be held by 100 or more persons during at least 335 days of each 12-month taxable year. More than 50% of our outstanding securities may not be owned, directly or indirectly, by or for, five or fewer individuals, at any time during the last half of the taxable year.

      As a REIT, we will not be taxed on that portion of our taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is distributed. To the extent that there is undistributed taxable income or undistributed capital gain income, we will be taxed as a domestic corporation at corporate income tax rates. However, we may retain some or all of our net capital gain without incurring double taxation. If we elect to do this, we are taxed on the amount we designate as retained capital gain at the capital gains rate generally applicable to corporations. Our shareholders then must include in their income their proportionate share of the undistributed capital gain as long-term capital gain. In this case the shareholder is deemed to have paid the shareholder’s share of the tax we paid, and is entitled to a credit for this amount on the shareholder’s income tax return. In addition, the shareholder’s basis in the shareholder’s securities is increased by the amount of the undistributed long-term capital gains taxed to the shareholder, less the amount of capital gains tax we paid on those capital gains. As a REIT, we will not be entitled to carry back or carry forward any net operating losses with respect to the income taxed to us. So long as we have met the statutory requirements for taxation as a REIT, distributions made to our shareholders will be taxed to such shareholders in the manner described below.

      If we do not qualify as a REIT for any taxable year, we will be taxed as a domestic corporation, and we will not be able to deduct distributions to our shareholders in computing our taxable income. Such distributions, to the extent made out of our current or accumulated earnings and profits, will be taxable to the shareholders as dividends, but will be eligible for the dividends received deduction for corporations.

      In the opinion of the law firm of Pringle & Herigstad, P.C., we have conducted our operations in such a manner as to qualify as a REIT. Treasury Regulations issued under the Internal Revenue Code require that the members of our Board of Trustees have continuing exclusive authority over our management, the conduct of our affairs and, with certain limitations, the management and disposition of the property we own. Our Board of Trustees intends to adopt any amendments to our Third Restated Declaration of Trust that may be necessary in order for us to continue to operate as a REIT. Any amendments to our Third Restated Declaration of Trust that are required in order for us to remain qualified as a REIT may be made by the Board of Trustees without notice to, or a vote of, the shareholders.

      Taxation of Our Shareholders. Distributions made to our shareholders out of current or accumulated earnings and profits will be taxed to our shareholders as ordinary income. Distributions that are designated as capital gain dividends will generally be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain income for the taxable year. Distributions to a shareholder in excess of current or accumulated earnings and profits will be treated as a nontaxable return of capital to the extent that they do not exceed the adjusted basis of a shareholder’s securities. If distributions in excess of current or accumulated earnings and profits exceed the adjusted basis of a shareholder’s securities, the distributions will be included in the shareholder’s income as long-term or short-term capital gain (assuming the securities are held as a capital asset in the hands of the shareholder). So long as we are taxed as a REIT distributions will not be eligible for the dividends received deduction for corporations.

      We will notify shareholders at the end of each year as to the portions of the distributions that constitute ordinary income, net capital gain or return of capital. Any dividend declared by us during the months of October, November or December of any year payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on

December 31 of such year, even though the dividend may not actually be paid by us until January of the following calendar year. The shareholders may not include in their individual income tax returns any of our operating or extraordinary losses, whether ordinary or capital.

      In addition, as described earlier, if we retain some or all of our net capital gain and elect to avoid double tax on these gains, we will be taxed on the amount so designated at the capital gains rate generally applicable to corporations. A shareholder then must include the shareholder’s proportionate share of these undistributed capital gains in income as long-term capital gain. The shareholders are deemed to have paid their share of the tax we paid, and they may claim a credit for this amount on their income tax returns. In addition, the tax on the shareholder’s securities is increased by the amount of such undistributed long-term capital gains taxed to the shareholder, less the amount of capital gains tax we paid on those capital gains.

      In general, any gain or loss upon a sale or exchange of our securities by a shareholder who has held such securities as a capital asset will be long-term or short-term, depending on whether the securities were held for more than one year; provided, however, that any loss on the sale or exchange of our securities that have been held by such shareholder for six months or less will be treated as a long-term capital loss to the extent that distributions from us are required to be treated by such shareholders as long-term capital gain.

      State and Local Income Taxation. Since we qualify as a REIT for purposes of the Federal income tax laws, we generally are not subject to state income tax on that portion of our taxable income that is distributed to our shareholders. Shareholders, however, may be subject to taxation on distributions we make to them depending on the state or local jurisdiction of residence of the shareholder. Prospective shareholders should consult their tax advisors for an explanation of how state and local tax laws could affect their investment.

      Taxation of Pension and Profit Sharing (including 401(k)) Trusts, IRAs and other Tax-Exempt Entities. Amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income, or UBTI, when received by a tax-exempt entity. As a consequence, the dividend income received from us by a tax-exempt entity, including a qualified pension or profit sharing (including a 401(k)) trust or an IRA), should not be UBTI to the tax-exempt entity provided that: (a) the tax-exempt entity has not held its securities as “debt-financed property” within the meaning of the Internal Revenue Code, and (b) the securities are not otherwise used in an unrelated trade or business of the tax-exempt entity. If we are considered a “pension-held REIT,” an additional requirement must be satisfied in order for dividend income received by a tax-exempt entity that is a qualified pension or profit sharing (including 401(k)) trust, or a qualified trust, not to be UBTI. This requirement is that a qualified trust may not hold more than 10% by value of the interests in us. In general, a REIT is considered a “pension-held REIT” if it takes advantage of a special rule in the Internal Revenue Code permitting it to satisfy the “five or fewer individual ownership requirement” mentioned above in subparagraph (iii) of the subsection entitled “Considerations Regarding IRET and its Shareholders” by treating beneficiaries of a qualified trust as owners, and the REIT is considered to be “predominantly held” by qualified trusts. A REIT is considered to be “predominantly held” by qualified trusts if: (a) at least one qualified trust holds more than 25% by value of the interests in the REIT; or (b) one or more qualified trusts, each of which own more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

      With respect to tax-exempt entities that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (9), (17) and (20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in us. Such prospective investors should consult their tax advisors concerning these “set-aside” and reserve requirements.

      Reporting to the IRS and Backup Withholding. We will report to our shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding, currently at the rate of 28%, with respect to dividends paid, unless such holder: (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies that he or she is exempt from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholder who fails to certify its non-foreign status to us.

Tax Treatment of IRET Properties and Its Limited Partners

      The following discussion summarizes certain federal income tax considerations applicable to IRET’s investment in IRET Properties. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      We will include in our income our share of IRET Properties’ income and deduct our share of IRET Properties’ losses only if IRET Properties is classified for federal income tax purposes as a partnership, rather than as a corporation, an association taxable as a corporation or a “publicly traded partnership” within the meaning of the federal income tax laws.

      We have not requested, and do not intend to request, a ruling from the IRS that IRET Properties will be classified as a partnership for federal income tax purposes. Instead, based on certain factual assumptions and representations we have made and on currently applicable Treasury Regulations under Section 7701 of the Internal Revenue Code, Pringle & Herigstad, P.C., is of the opinion that IRET Properties will be treated for federal income tax purposes as a partnership. Further, based on certain factual assumptions and representations we have made, Pringle & Herigstad, P.C., is of the opinion that IRET Properties will not be a publicly traded partnership. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS, and no assurance can be given that the IRS will not challenge the status of IRET Properties as a partnership for federal income tax purposes. If a court sustained such a challenge, IRET Properties would be treated as a corporation for federal income tax purposes, as described below. In addition, the opinion of Pringle & Herigstad, P.C., is based on existing law. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

      If for any reason IRET Properties was taxable as a corporation, rather than a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. In addition, any change in the IRET Properties’ status for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution. Further, items of income and deduction of IRET Properties would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Additionally, IRET Properties would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing IRET Properties’ taxable income.

Income Taxation of IRET Properties and its Partners.

      Partners, Not IRET Properties, Subject to Tax. A partnership is not a taxable entity for Federal income tax purposes. As such, we will be required to take into account our allocable share of income, gains, losses, deductions and credits from IRET Properties for any taxable year ending within, or with, our taxable year, without regard to whether we have received, or will receive, any distributions.

      Partnership Allocation Income, Losses and Capital Gain. Although a partnership agreement generally will determine allocations of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Internal Revenue Code if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. IRET Properties’ allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

      Tax Allocations with Respect to Contributed Property. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deductions that are attributable to appreciated or depreciated property contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by Section 704(c) of the Internal Revenue Code, and outlining several reasonable allocation methods. IRET Properties plans to elect to use the traditional method for allocating under section 704(c) items with respect to the properties it acquires in exchange for limited partnership units.

      Under the limited partnership agreement of IRET Properties, depreciation or amortization deductions will be allocated among the partners in accordance with their respective interests. In addition, gain on the sale of a property contributed to IRET Properties by a limited partner in exchange for limited partnership units will be specially allocated to such limited partner to the extent of any built-in gain with respect to the property. Depending on the allocation method elected under section 704(c), it is possible that: (i) we may be allocated lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to us if such properties were to have a tax basis equal to their fair market value at the time of contribution, and (ii) we may be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic profit allocated to us as a result of such sale. These allocations may cause us to recognize taxable income in excess of cash proceeds, which may adversely affect our ability to comply with the REIT distribution requirements. This situation has not occurred in the past, and we do not currently have any reason to believe it will occur in the future.

      The allocation rules also may affect the calculation of our earnings and profits for purposes of determining the portion of our distributions that are taxable as a dividend. The allocations described in this paragraph may result in a higher portion of our distributions being taxed as a dividend than would have occurred had we purchased the properties for cash.

      Tax Basis in IRET Properties. In general, our adjusted tax basis of our partnership interest in IRET Properties is equal to: (i) the amount of cash and the basis of any other property that we contribute to IRET Properties, (ii) increased by our share of income and indebtedness, and (iii) reduced, but not below zero, by our share of the loss and the amount of cash and the basis of any other property distributed to us.

      If the allocation of our share of loss would reduce the adjusted tax basis of our partnership interest in IRET Properties below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that cash distributions, or any decrease in our share of the indebtedness, would reduce our adjusted tax basis below zero, the excess distributions (after our adjusted tax basis has been reduced to zero) will constitute taxable income to us. Such income normally will be characterized as capital gain, and, if our partnership interest in IRET Properties has been held for longer than the long-term capital gain holding period, the income will constitute long-term capital gain.

      Sale of Real Estate. Generally, any gain realized by IRET Properties on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

      Any gain recognized on the disposition of a particular property contributed by a partner in exchange for limited partnership will be allocated first to such contributing partner under Section 704(c) of the Internal Revenue Code to the extent of such contributing partner’s built-in gain. Any remaining gain will be allocated among the partners in accordance with their respective ownership percentage interests in IRET Properties.

PLAN OF DISTRIBUTION

      We may sell the securities offered by this prospectus directly, through agents designated by us from time to time or to or through underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of any of our securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. Underwriters may sell the securities offered by this prospectus to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      The securities may be offered and sold at a fixed price or prices, which may be subject to change, at prices related to the prevailing market prices at the time of sale, at negotiated prices or at other prices determined at the time of sale.

      If so indicated in the applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by certain institutions to purchase the securities offered by this prospectus from us at the public offering price set forth in that prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated and the terms set forth in that prospectus supplement.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities offered by this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in any applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities offered by this prospectus may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities offered by this prospectus may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

      Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase any offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

      Underwriters, agents and dealers, and their affiliates, may be customers of, engage in transactions with, and perform services for us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

      The validity of the securities offered by this prospectus, the federal and state tax aspects of the organization and operation of us and IRET Properties and other legal matters will be passed upon for us by Pringle & Herigstad, P.C., Minot, North Dakota.

EXPERTS

      The financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended April 30, 2003, have been included herein in reliance on the reports of Brady Martz & Associates, P.C., Minot, North Dakota, independent accountants, given on the authority of that firm as experts in accounting and auditing.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements included in this prospectus and the documents incorporated into this prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements about our intention to invest in properties that we believe will increase in income and value; our belief that the real estate markets in which we invest will continue to perform well; our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

      Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause our actual results to differ materially from the expectations reflected in our forward-looking statements include:

•	the economic health of the markets in which we own and operate multi-family and commercial properties, specifically the states of Minnesota and North Dakota, or other markets in which we may invest in the future;

•	the economic health of our commercial tenants;

•	market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;

•	our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;

•	the level and volatility of prevailing market interest rates and the pricing of our securities;

•	financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;

•	our ability to timely complete and lease-up properties under construction;

•	compliance with applicable laws, including those concerning the environment and access by persons with disabilities; and

•	the availability and cost of casualty insurance for losses caused by terrorist acts.

      In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, and in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov and our web site at http://www.irets.com. Information on our website does not constitute part of this prospectus.

      We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 with respect to the Securities. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

      Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information about us and our securities, you should refer to the Registration Statement and such exhibits and schedules, which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Securities and Exchange Commission, and at the Securities and Exchange Commission’s website.

[1,000,000 Shares]

Investors Real Estate Trust

8.25% Series A Cumulative Redeemable Preferred

Shares of Beneficial Interest
(Liquidation Preference $25.00 per share)

PROSPECTUS SUPPLEMENT

D.A. Davidson & Co.

April 21, 2004